UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2026
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission File Number 001-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WALMART INC.
1 Customer Drive
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule
As of January 31, 2026 and 2025, and for the year ended January 31, 2026

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Walmart 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Walmart 401(k) Plan (the Plan) as of January 31, 2026 and 2025, and the related statement of changes in net assets available for benefits for the year ended January 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2026 and 2025, and the changes in its net assets available for benefits for the year ended January 31, 2026, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2026 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Rogers, Arkansas
July 16 , 2026

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2026	2025
Assets
Investments, at fair value	$57,569,862,277	$49,405,279,099

Receivables
Notes receivable from participants	1,489,567,921	1,369,545,276
Accrued investment income	19,728,796	15,355,303
Total assets	59,079,158,994	50,790,179,678

Liabilities
Accrued expenses	7,342,867	7,302,397
Total liabilities	7,342,867	7,302,397

Net assets available for benefits	$59,071,816,127	$50,782,877,281
See accompanying notes to financial statements.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
January 31, 2026
Additions
Contributions:
Company	$1,890,883,163
Participant	2,631,933,766
Rollovers	168,631,485
Total contributions	4,691,448,414

Investment income:
Net appreciation in fair value of investments	8,143,564,764
Interest and dividends	253,656,499
Net investment income	8,397,221,263

Interest income on notes receivable from participants	114,779,786

Other, net	12,395,530

Total additions	13,215,844,993

Deductions
Benefits paid to participants	4,881,098,820
Administrative expenses	37,552,981
Fees on notes receivable from participants	8,254,346
Total deductions	4,926,906,147

Net increase	8,288,938,846

Net assets available for benefits:
Beginning of year	$50,782,877,281

End of year	$59,071,816,127

See accompanying notes to financial statements.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2026
Note 1. Description of the Plan
Walmart Inc., ("Walmart" or the "Company") sponsors the Walmart 401(k) Plan (the "Plan"). The following description provides only general information. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Walmart reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined contribution plan established by the Company on February 1, 1997. Each eligible employee can begin contributing to the Plan beginning on the employee's date of hire. The Plan is subject to the provisions of ERISA.
The responsibility for management of Plan assets and the investment policy is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Total Rewards (or individual from time to time performing such function). Responsibility for operation and administration of the Plan is vested in the Senior Vice President, Global Total Rewards (or individual from time to time performing such function).
The trustee function of the Plan is performed by Northern Trust Company ("Northern Trust Company" or the "Trustee"). The Trustee receives and holds contributions made to the Plan trust and invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. The Benefits Investment Committee directed Northern Trust Company to enter into a custodial agreement with Bank of America, N.A., a subsidiary of Bank of America Corporation, for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible employees may elect to contribute up to 50% of their eligible wages as either pretax or Roth deferrals, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee may begin receiving matching contributions on the first day of the month after completing at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any subsequent Plan year). The Company match is 100% of deferrals up to 6% of each participant's eligible wages for the Plan year. Company matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. Rollover contributions into the Plan are not eligible for a Company matching contribution.
Additional types of contributions may be contributed by the Company to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2026. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the Code).
Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contributions, and an allocation of the Company's matching contributions to the Plan made on the participant's behalf. Forfeitures of non-vested contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective, catch-up, rollover, Company matching and qualified non-elective contributions. A participant's profit sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six and may become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan, and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to 15 years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus 1%. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their profit sharing contributions in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Walmart equity securities. To the extent the participant's profit sharing contributions are not invested in Walmart equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Walmart equity securities as of the date distributions are processed. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' vested balances in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (IRS). In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age. Rollovers may be distributed at any time.
Investment Options
A participant may direct the Trustee to invest any portion of his or her account in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2026, include funds with a variety of equity securities, mutual funds, fixed income, and collective investment trusts/collective trust funds. Participants may change their elections at any time.
A participant may direct the Trustee to invest any portion of his or her profit sharing contributions in available investment options, including Walmart equity securities, or any of the investment options for other contributions described previously.
To the extent not directed by the participant, participant accounts are invested as determined by the Benefits Investment Committee.
Note 2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Contributions from Plan participants and the company matching contributions are recorded in the year in which the employee contributions are withheld from compensation.
Use of Estimates
The preparation of the financial statements in accordance with GAAP requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.
Benefit Payments
Benefit payments are recorded when paid. As of January 31, 2026 and 2025, there were benefits in the amount of $35,647,019 and $34,848,080, respectively, requested before year-end, that were paid after year-end.
Expenses
The Plan allows certain administrative expenses to be paid from Plan assets, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. The Plan does not reimburse for these expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are recorded as fees on notes receivable from participants when incurred. Investment related expenses that are indirect are included in net appreciation/depreciation of fair value of investments and direct expenses are included in administrative expenses.
Note 3. Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that a plan has the ability to access.
Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at January 31, 2026 and 2025. During the year ended January 31, 2026, there were no transfers of financial instruments into or out of Level 3. Following is a description of the valuation methodologies used for assets measured at fair value:
Walmart Inc. equity securities - Valued at exchange quoted market prices on the last business day of the Plan year.
Common stocks - Valued at exchange quoted market prices on the last business day of the Plan year.
Cash equivalent - Valued at amortized cost, which approximates fair value.
Mutual fund - Valued at quoted market prices on the last business day of the Plan year.
Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.
Corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.
Asset-backed and mortgage-backed securities - Valued on the basis of the timing and certainty of the cash flows compared to investments with similar durations.
Collective investment trusts/collective trust funds - Stated at fair value as determined by the issuers of the funds on the fair market value of the underlying investments, which is valued at net asset value (NAV) as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	Fair Value Measurements as of January 31, 2026:
	Total	Level 1	Level 2	Assets at NAV
Walmart Inc. equity securities	$6,304,802,781	$6,304,802,781	$—	$—
Common stocks	2,665,582,571	2,665,582,571	—	—
Cash equivalent	20,632,102	20,632,102	—	—
Mutual funds	162,243,758	162,243,758	—	—
Government securities	1,318,113,207	—	1,318,113,207	—
Corporate bonds	491,277,628	—	491,277,628	—
Asset-backed securities	176,681,801	—	176,681,801	—
Mortgage-backed securities	73,105,740	—	73,105,740	—
Investments measured at NAV* Collective investment trusts/collective trust funds	46,357,422,689	—	—	46,357,422,689
Total investments at fair value	$57,569,862,277	$9,153,261,212	$2,059,178,376	$46,357,422,689

	Fair Value Measurements as of January 31, 2025:
	Total	Level 1	Level 2	Assets at NAV
Walmart Inc. equity securities	$5,738,048,126	$5,738,048,126	$—	$—
Common stocks	1,790,065,839	1,790,065,839	—	—
Cash equivalent	19,368,827	19,368,827	—	—
Mutual fund	1,032,322,277	1,032,322,277	—	—
Government securities	913,843,362	—	913,843,362	—
Corporate bonds	390,618,298	—	390,618,298	—
Asset-backed securities	139,248,391	—	139,248,391	—
Mortgage-backed securities	44,064,257	—	44,064,257	—
Investments measured at NAV* Collective investment trusts/collective trust funds	39,337,699,722	—	—	39,337,699,722
Total investments at fair value	49,405,279,099	$8,579,805,069	$1,487,774,308	$39,337,699,722
*In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statements of Net Assets Available for Benefits.
Note 4. Investments Measured Using NAV per Share as a Practical Expedient
The following table summarizes investments for which fair value is measured using NAV per share as a practical expedient as of January 31, 2026 and 2025.

		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice
January 31, 2026	Fair Value
Collective investment trusts/collective trust funds	$46,357,422,689	N/A	Daily	N/A
January 31, 2025
Collective investment trusts/collective trust funds	$39,337,699,722	N/A	Daily	N/A

Note 5. Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by Bank of America, N.A., Merrill Lynch & Company and Northern Trust Company who provide investment management services to the Plan. The Plan also holds notes receivable from participants. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
A portion of the Plan's assets are invested in common stock of the Company. While the holding and acquisition of employer securities is generally prohibited by ERISA, the Plan meets the exception in ERISA section 407(b), which permits the acquisition and holding of employer securities by eligible individual account plans.

Note 6. Plan Termination
While there is no intention to do so, the Company may terminate the Plan and discontinue its contributions at any time subject to the provisions of ERISA. In the event of complete or partial Plan termination, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Note 7. Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2015, stating that the Plan and related trust is designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Employee Plans Compliance Resolution System of the IRS in order to preserve the Plan's tax favored qualification. Although the Plan has been amended and restated since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
Note 8. Risks and Uncertainties
The Trustee holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2026	2025
Net assets available for benefits per the financial statements	$59,071,816,127	$50,782,877,281
Less: Benefits payable per the Form 5500	(35,647,019)	(34,848,080)
Net assets available for benefits per the Form 5500	$59,036,169,108	$50,748,029,201
The following is a reconciliation of the net change in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2026:

Net increase in net assets available for benefits per the financial statements	$8,288,938,846
Less: Benefits payable per the Form 5500 at January 31, 2026	(35,647,019)
Add: Benefits payable per the Form 5500 at January 31, 2025	34,848,080
Net gain per the Form 5500	$8,288,139,907
Benefits payable are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.

Supplemental Schedule
Walmart 401(k) Plan
EIN #71-0415188, Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2026

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments
*	Walmart Inc. Equity Securities	Common Stock	**	$6,304,802,781

	Other Common Stocks
	Abercrombie & Fitch Co.	Common Stock	**	3,451,221
	Academy Sports & Outdoors Inc.	Common Stock	**	1,609,043
	Acuity Brands Inc.	Common Stock	**	1,020,492
	Adeia Inc.	Common Stock	**	4,920,480
	Aehr Test Systems	Common Stock	**	4,527,204
	Aerovironment Inc.	Common Stock	**	1,911,426
	Agilysys Inc.	Common Stock	**	9,040,304
	Agree Realty Corp.	Common Stock	**	16,104,762
	Alamo Group Inc.	Common Stock	**	5,705,982
	Alarm.com Holdings, Inc.	Common Stock	**	11,139,742
	Alkermes PLC	Common Stock	**	1,213,025
	Alliance Laundry Holdings Inc.	Common Stock	**	1,372,603
	Alphatec Holdings Inc.	Common Stock	**	997,866
	Ameren Woodmark Corp.	Common Stock	**	2,345,905
	American Eagle Outfitters Inc.	Common Stock	**	2,322,842
	American Healthcare Reit Inc.	Common Stock	**	4,074,743
	American Homes 4 Rent	Common Stock	**	10,583,247
	American Public Education Inc.	Common Stock	**	898,270
	American Tower Corp.	Common Stock	**	50,177,783
	Americold Realty Trust Inc.	Common Stock	**	1,347,800
	Ameris Bancorp	Common Stock	**	6,067,461
	Amicus Therapeutics Inc.	Common Stock	**	6,717,629
	Amn Healthcare Services Inc.	Common Stock	**	479,250
	Amphastar Pharmaceuticals Inc.	Common Stock	**	1,294,037
	Angiodynamics Inc.	Common Stock	**	2,177,672
	Antero Resources Corp.	Common Stock	**	4,534,903
	Apogee Therapeutics Inc.	Common Stock	**	3,022,304
	Appfolio Inc.	Common Stock	**	13,150,329
	Apple Hospitality REIT Inc.	Common Stock	**	2,776,140
	Applied Industrial Technologies Inc.	Common Stock	**	12,524,419
	Archrock Inc.	Common Stock	**	7,770,186
	Arcutis Biotherapeutics Inc.	Common Stock	**	1,377,718
	Arlo Technologies Inc.	Common Stock	**	9,288,077
	Arrowhead Pharmaceuticals Inc.	Common Stock	**	3,665,061
	Artisan Partners Asset Management Inc.	Common Stock	**	10,846,853
	ASGN Incorporated	Common Stock	**	2,383,118

Aspen Aerogels Inc.	Common Stock	**	3,285,177
Asure Software Inc.	Common Stock	**	3,761,305
ATI Inc.	Common Stock	**	5,512,146
Atlantic Union Bankshares Corp.	Common Stock	**	6,593,090
AvalonBay Communities	Common Stock	**	12,486,825
Axon Enterprise Inc.	Common Stock	**	1,414,472
Axsome Therapeutics Inc.	Common Stock	**	2,371,666
Azenta Inc.	Common Stock	**	1,644,624
Badger Meter Inc.	Common Stock	**	9,165,061
Bath & Body Works Inc.	Common Stock	**	4,933,231
Berkshire Hills Bancorp Inc.	Common Stock	**	3,600,450
Biocryst Pharmaceuticals Inc.	Common Stock	**	2,959,914
Biomarin Pharmaceutical Inc.	Common Stock	**	1,419,154
Biote Corp.	Common Stock	**	328,784
Bio-Techne Corp.	Common Stock	**	17,109,787
Bloom Energy Corp.	Common Stock	**	3,091,884
Bloomin Brands Inc.	Common Stock	**	286,500
Boot Barn Holdings Inc.	Common Stock	**	1,988,089
BOYD Gaming Corp.	Common Stock	**	1,756,995
Bridgebio Pharma Inc.	Common Stock	**	3,963,178
Brinker International Inc.	Common Stock	**	1,890,274
Broadstone Net Lease Inc.	Common Stock	**	3,007,875
BRP Inc.	Common Stock	**	3,998,379
Bruker Corp.	Common Stock	**	7,487,003
Bxp Inc.	Common Stock	**	8,316,368
Caesars Entertainment Inc.	Common Stock	**	3,990,008
Cameco Corp.	Common Stock	**	3,425,677
Camtek Ltd.	Common Stock	**	2,422,727
Caretrust Reit Inc.	Common Stock	**	4,212,624
Carlisle Companies Inc.	Common Stock	**	8,839,278
Carpenter Technology Corp.	Common Stock	**	3,280,323
Carvana Co.	Common Stock	**	1,656,183
Casella Waste Sys Inc.	Common Stock	**	18,175,146
Catalyst Pharmaceuticals Inc.	Common Stock	**	1,959,795
CCC Intelligent Solutions Holdings Inc.	Common Stock	**	4,667,006
Celestica Inc.	Common Stock	**	1,381,066
Centerspace	Common Stock	**	2,204,461
Centrus Energy Corp.	Common Stock	**	1,637,121
Century Alum Co.	Common Stock	**	766,077
Century Casinos Inc.	Common Stock	**	905,849
Ceva Inc.	Common Stock	**	1,959,894
CG Oncology Inc.	Common Stock	**	2,143,003
Churchill Downs Inc.	Common Stock	**	6,724,873
Cipher Digital Inc.	Common Stock	**	1,224,324
Cirruis Logic inc.	Common Stock	**	5,370,008
Clean Hbrs Inc.	Common Stock	**	9,580,283
Coca-Cola Consolidated Inc.	Common Stock	**	9,267,297
Coda Octopus Group Inc.	Common Stock	**	327,562
Coherent Inc.	Common Stock	**	7,448,579
Cohu Inc.	Common Stock	**	4,031,275
Columbia Banking System Inc.	Common Stock	**	4,330,624
Columbia Bkg Sys Inc.	Common Stock	**	6,107,475
Columbus Mckinnon Corp.	Common Stock	**	210,800
Comfort Systems USA Inc.	Common Stock	**	4,534,137

Commercial Metals Co.	Common Stock	**	12,323,030
Community Healthcare Trust Inc.	Common Stock	**	1,929,312
Community West Bancshares	Common Stock	**	781,422
Compass Inc.	Common Stock	**	2,751,558
Composecure Inc.	Common Stock	**	3,781,924
Consensus Cloud Solutions Inc.	Common Stock	**	1,190,756
Construction Partners Inc.	Common Stock	**	2,348,685
Core & Main Inc.	Common Stock	**	13,627,237
Cousins Properties Inc.	Common Stock	**	4,320,407
CRA International Inc.	Common Stock	**	7,688,158
Crane Co.	Common Stock	**	2,133,783
Credo Technology Group Holding Ltd.	Common Stock	**	1,289,006
Crinetics Pharmaceuticals Inc.	Common Stock	**	6,285,798
Cross Country Healthcare Inc.	Common Stock	**	489,300
Crown Castle Inc.	Common Stock	**	39,331,528
CSW Industrials Inc.	Common Stock	**	16,758,469
Cullen/Frost Bankers Inc.	Common Stock	**	7,275,518
Curtiss Wright Corp.	Common Stock	**	6,248,405
Cushman And Wakefield Ltd Co.	Common Stock	**	10,803,217
Customers Bancorp Inc.	Common Stock	**	2,720,738
Definium Therapeutics Inc.	Common Stock	**	1,822,196
Delek US Holdings Inc.	Common Stock	**	2,073,078
Dentsply Sirona Inc.	Common Stock	**	801,821
Descartes Systems Group Inc.	Common Stock	**	14,299,569
Diamondrock Hospitality Co	Common Stock	**	1,601,910
Digital Realty Trust Inc.	Common Stock	**	52,346,272
Dime Community Bancshares Inc.	Common Stock	**	4,354,560
Donnelley Financial Solutions Inc.	Common Stock	**	7,560,054
Douglas Dynamics Inc.	Common Stock	**	9,252,136
Dutch Bros Inc.	Common Stock	**	1,329,020
Dycom Industries Inc.	Common Stock	**	2,262,133
Eagle Materials Inc.	Common Stock	**	14,830,235
East Group Properties Inc.	Common Stock	**	5,839,908
Eastern Bankshares Inc.	Common Stock	**	4,301,850
Edgewise Therapeutics Inc.	Common Stock	**	2,964,814
Elbit Systems Ltd.	Common Stock	**	1,868,836
Element Solution Inc.	Common Stock	**	12,199,302
Embraer	Common Stock	**	2,100,001
Emcor Group Inc.	Common Stock	**	9,142,460
Encompass Health Corp.	Common Stock	**	4,251,487
Enhabit Inc.	Common Stock	**	1,778,399
Ensign Group Inc.	Common Stock	**	4,999,769
Eos Energy Enterprises Inc.	Common Stock	**	5,313,881
Equinix Inc.	Common Stock	**	45,124,880
EquipmentShare.com Inc.	Common Stock	**	1,405,036
Equity LifeStyle Properties Inc.	Common Stock	**	7,584,569
Equity Residential	Common Stock	**	5,478,115
Esco Technologies Inc.	Common Stock	**	15,824,502
Essex Property Trust, Inc.	Common Stock	**	19,658,202

Establishment Labs Holdings Inc.	Common Stock	**	9,834,658
Everest Group Ltd.	Common Stock	**	4,132,718
Everus Construction Group Inc.	Common Stock	**	1,380,975
Evolus Inc.	Common Stock	**	1,575,047
Exelixis Inc.	Common Stock	**	4,280,760
Exponent Inc.	Common Stock	**	4,605,645
Extra Space Storage Inc.	Common Stock	**	36,771,075
Fabrinet	Common Stock	**	3,896,921
Federal Agricultural Mortgage Corp.	Common Stock	**	8,445,700
Federal Signal Corp.	Common Stock	**	12,859,683
First Citizens Bancshares Inc.	Common Stock	**	2,856,007
First Community Bankshares	Common Stock	**	1,609,374
First Financial Bancorp	Common Stock	**	5,031,512
First Merchants Corp.	Common Stock	**	3,689,728
Firstcash Holdings Inc.	Common Stock	**	7,948,710
Fiverr International Ltd.	Common Stock	**	3,207,273
Floor & Décor Holdings Inc.	Common Stock	**	12,786,940
Flow Co Holdings Inc.	Common Stock	**	2,182,483
Flowserve Corp.	Common Stock	**	3,706,186
Fortune Brands Innovations Inc.	Common Stock	**	1,655,460
Franklin Covey Co.	Common Stock	**	3,389,833
Ftai Aviation Ltd.	Common Stock	**	4,379,450
Fti Consulting Inc.	Common Stock	**	851,516
FTI Consulting Inc.	Common Stock	**	4,722,203
Gaming & Leisure Properties Inc.	Common Stock	**	8,443,475
GATX Corp.	Common Stock	**	9,353,812
Gencor Industries Inc.	Common Stock	**	982,290
Gentex Corp.	Common Stock	**	960,668
Gibraltar Industries Inc.	Common Stock	**	843,227
Glacier Bancorp Inc.	Common Stock	**	5,837,829
Glaukos Corp.	Common Stock	**	1,435,067
Golden Entertainment Inc.	Common Stock	**	1,292,160
Goosehead Ins Inc.	Common Stock	**	11,089,272
Granite Construction Inc.	Common Stock	**	6,815,773
Greif Inc.	Common Stock	**	2,302,212
Guardant Health Inc.	Common Stock	**	6,978,792
Guidewire Software Inc.	Common Stock	**	9,232,026
Gulfport Energy Corp.	Common Stock	**	2,302,017
GXO Logistics Inc.	Common Stock	**	3,619,213
Hamilton Lane Inc.	Common Stock	**	27,414,119
Hancock Whitney Corp.	Common Stock	**	860,000
Hanover Ins Group Inc.	Common Stock	**	3,010,881
Harmonic Inc.	Common Stock	**	1,162,512
Harrow Inc.	Common Stock	**	9,475,031
Hawkins Inc.	Common Stock	**	3,779,855
Hayward Holdings, Inc.	Common Stock	**	21,556,229
Healthcare Realty Trust Inc.	Common Stock	**	9,096,637
HealthEquity Inc.	Common Stock	**	6,353,373
Healthpeak OP LLC	Common Stock	**	8,318,645

Heico Corp.	Common Stock	**	20,626,882
Helix Energy Solutions Group Inc.	Common Stock	**	2,291,484
Helmerich & Payne Inc.	Common Stock	**	1,968,428
Herc Holdings Inc.	Common Stock	**	5,494,939
Hexcel Corp.	Common Stock	**	4,062,245
Highwoods Properties Inc.	Common Stock	**	5,247,498
Hilton Worldwide Holdings Inc.	Common Stock	**	2,804,203
HNI Corp.	Common Stock	**	2,986,875
Host Hotels & Resorts Inc.	Common Stock	**	10,952,101
Hudbay Minerals Inc.	Common Stock	**	1,444,077
Hudson Pac Properties Inc.	Common Stock	**	1,895,366
Huntington Ingalls Industries Inc.	Common Stock	**	8,593,122
Hyatt Hotels Corp.	Common Stock	**	2,656,101
ICF International Inc.	Common Stock	**	1,151,638
IES Holdings Inc.	Common Stock	**	1,254,196
Immunome Inc.	Common Stock	**	1,985,283
Impinj, Inc.	Common Stock	**	3,242,450
Indivior Pharmaceuticals Inc.	Common Stock	**	1,620,015
Ingevity Corp.	Common Stock	**	4,153,717
Ingles Markets Inc.	Common Stock	**	1,755,467
Inmode Ltd.	Common Stock	**	1,845,925
Innoviva Inc.	Common Stock	**	4,400,000
Installed Building Products Inc.	Common Stock	**	6,320,927
Integra Lifesciences Holdings Corp.	Common Stock	**	1,169,700
Interdigital Inc.	Common Stock	**	3,911,078
International Flavors & Fragrances Inc.	Common Stock	**	4,601,177
Inventrust Properties Corp.	Common Stock	**	3,747,754
Invitation Homes Inc.	Common Stock	**	18,900,649
Iovance Biotherapeutics Inc.	Common Stock	**	735,568
IPG Photonics Corp.	Common Stock	**	1,187,469
Irhythm Holdings	Common Stock	**	1,859,991
Iron Mtn Inc.	Common Stock	**	23,748,534
Itron Inc.	Common Stock	**	1,738,854
Ituran Location & Control	Common Stock	**	11,645,217
Jazz Pharmaceuticals	Common Stock	**	6,624,835
JBT Corporation	Common Stock	**	2,030,715
John Bean Technologies Corp.	Common Stock	**	7,555,599
Jones Lang Lasalle Inc.	Common Stock	**	1,655,334
Kadant Inc.	Common Stock	**	8,384,923
Kaiser Aluminum Corp.	Common Stock	**	3,077,762
Karman Holdings Inc.	Common Stock	**	2,759,315
KB Home	Common Stock	**	2,997,834
KBR Inc.	Common Stock	**	3,279,246
Kilroy Realty Corp.	Common Stock	**	4,604,735
Kimco Realty Corp.	Common Stock	**	10,446,089
Kiniksa Pharmaceuticals International	Common Stock	**	7,757,853
Kinsale Cap Group Inc.	Common Stock	**	13,922,308
Kite Realty Group Trust	Common Stock	**	9,259,171
Knight - Swift Transn Holdings Inc.	Common Stock	**	1,366,094

Kratos Defense & Security Solutions Inc.	Common Stock	**	1,999,012
Kulicke & Soffa Industries Inc.	Common Stock	**	1,347,255
KVH Industries Inc.	Common Stock	**	561,120
Kymera Therapeutics Inc.	Common Stock	**	2,655,075
Lamar Advertising Co.	Common Stock	**	2,242,346
Landbridge Co. LLC	Common Stock	**	13,173,509
La-Z-Boy Inc.	Common Stock	**	2,099,037
LCI Industries Co.	Common Stock	**	1,361,137
Legence Corp.	Common Stock	**	1,446,798
Leidos Holdings Inc.	Common Stock	**	2,800,665
Lemaitre Vascular Inc.	Common Stock	**	16,137,587
Lendingclub Corp.	Common Stock	**	1,715,232
Licoln Electric Holdings Inc.	Common Stock	**	7,822,518
Ligand Pharmaceuticals Inc.	Common Stock	**	12,274,422
Liquidity Services Inc.	Common Stock	**	6,341,280
LSB Industries Inc.	Common Stock	**	1,844,065
LSI Industries Inc.	Common Stock	**	6,002,865
Lucky Strike Entertainment Corporation	Common Stock	**	2,331,439
Lumen Technologies Inc.	Common Stock	**	4,463,273
Lumentum Holdings	Common Stock	**	2,064,997
LXP Industrial Trust	Common Stock	**	3,151,380
M/I Homes Inc.	Common Stock	**	1,176,560
MACOM Technology Solutions Holdings Inc.	Common Stock	**	3,547,896
Madden Steven Ltd.	Common Stock	**	3,737,347
Madison Square Garden Entertainment Corp.	Common Stock	**	5,203,267
Madison Square Garden Sports Corp.	Common Stock	**	4,558,066
Madrigal Pharmaceuticals Inc.	Common Stock	**	2,454,379
Magnolia Oil & Gas Corp.	Common Stock	**	7,959,120
Manhattan Associates Inc.	Common Stock	**	13,589,541
Maravai Lifesciences Holdings Inc.	Common Stock	**	494,760
Marketaxess Holdings Inc.	Common Stock	**	3,919,874
Masimo Corp.	Common Stock	**	10,818,583
Mastercraft Boat Holdings Inc.	Common Stock	**	2,176,683
Matador Resources Co.	Common Stock	**	4,005,550
Medpace Holdings Inc.	Common Stock	**	15,981,504
Meritage Homes Corp.	Common Stock	**	3,182,168
Metallus Inc.	Common Stock	**	2,693,250
Miller Industries Inc.	Common Stock	**	1,610,121
Mirion Technologies Inc.	Common Stock	**	2,557,179
Mirum Pharmaceuticals Inc.	Common Stock	**	5,033,007
MKS Instruments Inc.	Common Stock	**	5,920,562
Modine Manufacturing Co.	Common Stock	**	2,180,096
Morningstar Inc.	Common Stock	**	5,982,066
MP Materials Corp.	Common Stock	**	2,342,396
Mueller Industries Inc.	Common Stock	**	20,380,158
Murphy Oil Corp.	Common Stock	**	3,950,366
Murphy USA Inc.	Common Stock	**	10,199,391
MYR Group Inc.	Common Stock	**	1,577,752
Natera Inc.	Common Stock	**	3,639,299

National Health Investors Inc.	Common Stock	**	3,051,086
National Healthcare Corp.	Common Stock	**	1,681,543
National Vision Holdings Inc.	Common Stock	**	2,755,077
Neptune Ins Holdings Inc.	Common Stock	**	713,235
Netstreit Corp.	Common Stock	**	3,718,846
Newmark Group Inc.	Common Stock	**	2,524,728
Nextpower Inc.	Common Stock	**	3,702,269
Nexxen International Ltd.	Common Stock	**	5,161,221
Noble Corporation	Common Stock	**	5,640,783
Nomad Foods Limited	Common Stock	**	2,006,600
Northwest Natural Holding Co.	Common Stock	**	4,473,019
Northwestern Energy Group Inc.	Common Stock	**	8,197,488
Norwegian Cruise Line Holdings	Common Stock	**	5,944,352
Novanta Inc.	Common Stock	**	19,937,617
Nuvalent Inc.	Common Stock	**	1,532,444
Oceanfirst Financial Corp.	Common Stock	**	2,828,438
Oddity Tech Ltd.	Common Stock	**	3,766,420
Old National Bancorp	Common Stock	**	5,503,102
Old Republic International Corp.	Common Stock	**	3,568,387
Omega Healthcare Investors Inc.	Common Stock	**	3,962,364
Omniab Inc.	Common Stock	**	1,258,286
Omnicell Inc.	Common Stock	**	451,050
Onto Innovation Inc.	Common Stock	**	17,861,018
Optimizerx Corp.	Common Stock	**	4,067,753
Orasure Technologies Inc.	Common Stock	**	470,115
Ormat Technologies Inc.	Common Stock	**	1,474,042
Oshkosh Corporation	Common Stock	**	1,607,189
OSI Systems Inc.	Common Stock	**	8,847,202
Outfront Media Inc.	Common Stock	**	3,198,420
Ovintiv Inc.	Common Stock	**	3,399,354
Owens Corning	Common Stock	**	3,112,844
Pacira BioSciences Inc.	Common Stock	**	1,147,262
PACS Group Inc.	Common Stock	**	1,515,925
Pan American Silver Corp.	Common Stock	**	2,552,059
Park City Group, Inc.	Common Stock	**	4,963,268
Patrick Industries Inc.	Common Stock	**	1,173,255
Paymentus Holdings Inc.	Common Stock	**	1,467,263
Perimeter Solutions, Inc.	Common Stock	**	34,097,168
Perion Network Ltd.	Common Stock	**	496,320
Permian Res Corp.	Common Stock	**	4,300,097
Perrigo Company Limited	Common Stock	**	1,904,140
Piedmont Office Realty Trust	Common Stock	**	1,248,265
Piper Sandler Companies	Common Stock	**	9,579,695
Planet Labs PBC	Common Stock	**	5,170,887
Polaris Inc.	Common Stock	**	1,353,408
Portland General Electric Co.	Common Stock	**	3,324,038
Praxis Precision Medicines Inc.	Common Stock	**	5,563,452
PrInceton Bancorp Inc.	Common Stock	**	1,105,015
Procore Technologies Inc.	Common Stock	**	11,374,374

Progress Software Corp.	Common Stock	**	3,948,780
Progress Software Corp.	Common Stock	**	6,717,018
Prologis Inc.	Common Stock	**	48,231,736
Prosperity Bancshares Inc.	Common Stock	**	6,901,000
Protagonist Therapeutics Inc.	Common Stock	**	1,994,448
Provident Financial Services Inc.	Common Stock	**	4,897,368
PTC Therapeutics Inc.	Common Stock	**	2,589,168
Pub Storage	Common Stock	**	7,881,358
Pulte Group Inc.	Common Stock	**	1,035,120
Quanex Building Products Corp.	Common Stock	**	3,373,344
Quide Lortho Corporation	Common Stock	**	7,324,652
Quidelortho Corporation	Common Stock	**	470,041
Radware Ltd.	Common Stock	**	5,487,411
Rambus Inc.	Common Stock	**	4,854,053
RBC Bearings Incorporated	Common Stock	**	24,479,833
Realty Income Corp.	Common Stock	**	7,361,340
Red Rock Resorts Inc.	Common Stock	**	4,022,012
Regal Rexnord Corp.	Common Stock	**	2,713,200
Regency Centers Corp.	Common Stock	**	10,826,077
Repligen Corp.	Common Stock	**	19,652,611
Rex American Resources Corp.	Common Stock	**	4,202,583
Rexford Industrial Realty Inc.	Common Stock	**	6,594,272
Rhythm Pharmaceuticals Inc.	Common Stock	**	3,030,184
Rocket Pharmaceuticals Inc.	Common Stock	**	200,987
Rush Enterprises Inc.	Common Stock	**	5,184,947
RXO LLC	Common Stock	**	2,110,236
Ryman Hospitality Properties Inc.	Common Stock	**	2,691,469
Sabra Healthcare Reit Inc.	Common Stock	**	10,980,743
Saia Inc.	Common Stock	**	7,779,030
Sanmina Corp.	Common Stock	**	8,611,310
Saul Centers Inc.	Common Stock	**	359,311
SBA Communications Corp.	Common Stock	**	9,255,578
Schneider National Inc.	Common Stock	**	3,164,168
Scholar Rock Holding Corp.	Common Stock	**	2,426,462
Science Applications International Corp.	Common Stock	**	1,765,536
Seadrill Limited	Common Stock	**	1,885,520
Select Water Solutions Inc.	Common Stock	**	1,481,025
Selective Insurance Group Inc.	Common Stock	**	5,882,657
Semtech Corp.	Common Stock	**	2,193,285
Septerna Inc.	Common Stock	**	2,048,015
ShotSpotter, Inc.	Common Stock	**	1,948,977
Shutterstock Inc.	Common Stock	**	6,437,057
Silicom Ltd.	Common Stock	**	516,135
Silicon Motion Technology Corp.	Common Stock	**	8,486,726
Simon Property Group Inc.	Common Stock	**	15,977,255
Simpson Manufacturing Co, Inc.	Common Stock	**	6,781,281
SiteOne Landscape Supply Inc.	Common Stock	**	10,999,901
Sitime Corporation	Common Stock	**	3,805,393
SL Green Realty Corp.	Common Stock	**	2,937,881

Smartstop Self Storage Inc.	Common Stock	**	1,344,312
Smithfield Foods Inc.	Common Stock	**	1,776,965
Smith-Midland Corp.	Common Stock	**	1,134,038
Solaris Energy Infrastructure Inc.	Common Stock	**	2,490,780
Sonos Inc.	Common Stock	**	1,879,850
SouthState Bank Corp.	Common Stock	**	6,747,129
Spectrum Brands Holdings Inc.	Common Stock	**	2,363,641
Sphere Entertainment Co.	Common Stock	**	3,070,647
Spire Inc.	Common Stock	**	5,922,496
SPS Commerce, Inc.	Common Stock	**	11,141,076
SPX Technologies Inc.	Common Stock	**	4,023,980
Spyre Therapeutics Inc.	Common Stock	**	2,076,110
Sterling Infrastructure Inc.	Common Stock	**	2,233,716
Stifel Financial Corp.	Common Stock	**	5,341,973
Stonex Group Inc.	Common Stock	**	1,549,188
Stride Inc.	Common Stock	**	2,760,075
Stride Inc.	Common Stock	**	196,864
Structure Therapeutics Inc.	Common Stock	**	2,552,048
Summit Hotel Properties Inc.	Common Stock	**	364,650
Sun Communities Inc.	Common Stock	**	12,642,967
Supernus Pharmaceuticals Inc.	Common Stock	**	8,046,669
Tapestry Inc.	Common Stock	**	3,163,232
Tarsus Pharmaceuticals Inc.	Common Stock	**	2,181,452
Taylor Morrison Home Corp.	Common Stock	**	3,296,481
Taysha Gene Therapies Inc.	Common Stock	**	2,093,537
TechnipFMC	Common Stock	**	1,574,870
Techtarget Inc.	Common Stock	**	3,790,742
Teekay Tankers Ltd.	Common Stock	**	1,554,932
Terawulf Inc.	Common Stock	**	881,297
Tetra Tech Inc.	Common Stock	**	4,145,280
The RealReal Inc.	Common Stock	**	1,164,651
Thor Industries Inc.	Common Stock	**	1,459,568
Tower Semiconductor Ltd.	Common Stock	**	8,612,615
TowneBank	Common Stock	**	385,000
Transmedics Group Inc.	Common Stock	**	2,182,989
Travel + Leisure Co.	Common Stock	**	2,647,527
Travere Therapeutics Inc.	Common Stock	**	3,616,202
Trustco Bank Corp.	Common Stock	**	5,874,190
Turning PT Brands Inc.	Common Stock	**	3,384,083
UDR Inc.	Common Stock	**	7,942,781
U-Haul Holding Company	Common Stock	**	1,334,060
UL Solutions Inc.	Common Stock	**	1,341,463
Umb Financial Corp.	Common Stock	**	11,416,536
United Bankshares Inc.	Common Stock	**	8,348,958
United Community Bank	Common Stock	**	9,561,555
United Fire Group Inc.	Common Stock	**	2,515,800
Universal Display Corp.	Common Stock	**	2,201,674
Upland Software Inc.	Common Stock	**	820,788
Uranium Energy Corp.	Common Stock	**	4,612,045

	Urban Outfitters Inc.	Common Stock	**	4,977,213
	UroGen Pharma Ltd.	Common Stock	**	3,527,878
	Utah Medical Products Inc.	Common Stock	**	2,606,529
	Utz Brands Inc.	Common Stock	**	8,743,120
	V2X Inc.	Common Stock	**	2,732,551
	Valmont Inds Inc.	Common Stock	**	8,833,227
	Valvoline Inc.	Common Stock	**	9,894,364
	Varex Imaging Corp.	Common Stock	**	10,010,509
	Ventas Inc.	Common Stock	**	18,316,295
	Veracyte Inc.	Common Stock	**	1,081,358
	Vericel Corp.	Common Stock	**	2,990,262
	Victorias Secret & Co.	Common Stock	**	1,474,277
	Village Super Market Inc.	Common Stock	**	1,265,930
	Viridian Therapeutics Inc.	Common Stock	**	9,767,373
	Vishay Intertechnology Inc.	Common Stock	**	3,090,003
	Visteon Corp.	Common Stock	**	2,984,751
	Vornado Realty	Common Stock	**	2,829,573
	VSE Corp.	Common Stock	**	2,836,601
	Wafd Inc.	Common Stock	**	5,480,160
	Warby Parker Inc.	Common Stock	**	9,664,234
	Wave Life Sciences Ltd.	Common Stock	**	2,060,876
	Weatherford International Ltd.	Common Stock	**	2,793,800
	Webster Financial Corp.	Common Stock	**	7,037,390
	Welltower Inc.	Common Stock	**	87,145,696
	Werner Enterprises Inc.	Common Stock	**	4,142,880
	Wesco International Inc.	Common Stock	**	9,145,988
	Weyerhaeuser Co.	Common Stock	**	11,846,967
	Willdan Group Inc.	Common Stock	**	2,324,604
	Williams Sonoma Inc.	Common Stock	**	3,448,353
	Xenon Pharmaceuticals Inc.	Common Stock	**	2,997,667
	Xometry Inc.	Common Stock	**	2,445,335
	York Space Sys Inc.	Common Stock	**	107,214
	Ziff Davis Inc.	Common Stock	**	9,495,262
	Zions BanCorp.	Common Stock	**	7,285,655
	Total Other Common Stocks			2,665,582,571

	Cash Equivalent
*	Bank of America, N.A. Merrill Lynch Bank Deposit	Cash Equivalent, 3.15%	**	20,632,102

	Mutual Funds
	iShares	Russell 2000 Value ETF	**	21,821,194
	AQR Funds	Risk Balanced Commodities Strategy Fund	**	140,422,564
	Total Mutual Funds			162,243,758

	Government Securities
	Abu Dhabi Crude Oil Pipeline LLC	$1,383,000 par, 4.6%, due November 2, 2047	**	1,273,800
	ADNOC Murban RSC Ltd.	$3,031,000 par, 5.13%, due September 11, 2054	**	2,818,146
	Chile Electricity Lux	$3,708,654 par, 5.58%, due October 20, 2035	**	3,804,807

Chile Electricity Lux	$2,875,720 par, 5.67%, due October 20, 2035	**	2,965,648
Colombia Republic	$1,189,000 par, 8.0%, due April 20, 2033	**	1,275,975
Connecticut Avenue Securities Trust	$264,335 par, 5.37%, due July 25, 2043	**	265,402
Equinor ASA	$3,540,000 par, 4.5%, due September 3, 2030	**	3,582,057
Federal Farm Credit	$803,967 par, 3.00%, due August 1, 2050	**	725,948
FHLMC, Freddie Mac	$1,003,339 par, 6.50%, due April 1, 2055	**	1,068,615
FHLMC, Freddie Mac	$1,089,650 par, 3.50%, due March 1, 2048	**	1,025,013
FHLMC, Freddie Mac	$1,097,172 par, 4.50%, due May 1, 2054	**	1,080,834
FHLMC, Freddie Mac	$1,152,859 par, 5.00%, due June 1, 2054	**	1,164,000
FHLMC, Freddie Mac	$1,155,664 par, 5.00%, due June 1, 2054	**	1,167,136
FHLMC, Freddie Mac	$1,164,132 par, Floating Rate, due May 25, 2044	**	1,167,043
FHLMC, Freddie Mac	$1,197,111 par, 4.50%, due September 1, 2050	**	1,192,132
FHLMC, Freddie Mac	$1,321,160 par, 3.50%, due January 25, 2051	**	1,287,118
FHLMC, Freddie Mac	$1,370,470 par, 3.00%, due July 1, 2050	**	1,237,480
FHLMC, Freddie Mac	$1,532,257 par, Floating Rate, due September 25, 2045	**	1,534,917
FHLMC, Freddie Mac	$1,616,137 par, 1.00%, due January 15, 2041	**	1,418,900
FHLMC, Freddie Mac	$1,622,722 par, 2.00%, due September 1, 2051	**	1,323,165
FHLMC, Freddie Mac	$1,752,650 par, 3.50%, due November 1, 2047	**	1,643,301
FHLMC, Freddie Mac	$1,880,622 par, 4.46%, August 25, 2031	**	1,905,908
FHLMC, Freddie Mac	$1,922,945 par, 2.00%, due August 1, 2050	**	1,576,378
FHLMC, Freddie Mac	$1,929,085 par, 5.50%, due May 1, 2054	**	1,972,568
FHLMC, Freddie Mac	$1,960,632 par, 4.00%, due November 25, 2051	**	1,951,948
FHLMC, Freddie Mac	$107,345 par, 4.00%, due August 1, 2048	**	104,423
FHLMC, Freddie Mac	$152,955 par, 3.00%, due May 1, 2037	**	147,372
FHLMC, Freddie Mac	$168,152 par, 4.97%, due February 25, 2042	**	168,357
FHLMC, Freddie Mac	$183,595 par, 3.00%, due December 1, 2049	**	165,887
FHLMC, Freddie Mac	$2,011,847 par, 3.00%, due June 1, 2050	**	1,816,003
FHLMC, Freddie Mac	$2,079,848 par, 2.50%, due February 1, 2052	**	1,790,259
FHLMC, Freddie Mac	$2,098,507 par, 4.90%, due October 25, 2033	**	2,166,926
FHLMC, Freddie Mac	$2,161,593 par, 2.50%, due July 1, 2051	**	1,871,545
FHLMC, Freddie Mac	$2,188,183 par, 5.00%, due February 1, 2055	**	2,196,860
FHLMC, Freddie Mac	$2,208,603 par, 2.50%, due April 1, 2052	**	1,914,653
FHLMC, Freddie Mac	$2,216,706 par, 2.50%, due August 1, 2051	**	1,913,281
FHLMC, Freddie Mac	$2,222,446 par, 3.00%, due July 1, 2052	**	1,973,815
FHLMC, Freddie Mac	$2,252,530 par, 2.00%, due December 1, 2051	**	1,857,210
FHLMC, Freddie Mac	$2,425,962 par, 5.50%, due June 1, 2053	**	2,474,166
FHLMC, Freddie Mac	$2,453,154 par, 4.00%, due July 1, 2049	**	2,394,502
FHLMC, Freddie Mac	$2,465,554 par, 4.00%, due August 1, 2052	**	2,360,753
FHLMC, Freddie Mac	$2,623,637 par, 6.50%, due August 1, 2054	**	2,749,630
FHLMC, Freddie Mac	$2,623,729 par, 2.50%, due December 1, 2035	**	2,491,519
FHLMC, Freddie Mac	$2,677,677 par, 2.50%, due May 1, 2052	**	2,286,233
FHLMC, Freddie Mac	$2,680,871 par, 5.00%, due September 1, 2040	**	2,725,275
FHLMC, Freddie Mac	$2,798,599 par, 6.00%, due February 1, 2055	**	2,946,187
FHLMC, Freddie Mac	$2,805,462 par, 5.50%, due June 1, 2055	**	2,899,516
FHLMC, Freddie Mac	$2,822,545 par, 5.00%, due August 25, 2054	**	2,838,353
FHLMC, Freddie Mac	$2,823,755 par, 3.00%, due October 1, 2053	**	2,508,215
FHLMC, Freddie Mac	$2,906,161 par, 2.50%, due November 1, 2051	**	2,522,271
FHLMC, Freddie Mac	$204,253 par, 3.00%, due February 1, 2050	**	185,025

FHLMC, Freddie Mac	$215,040 par, 2.50%, due July 1, 2035	**	204,198
FHLMC, Freddie Mac	$230,705 par, 2.50%, due March 1, 2051	**	197,721
FHLMC, Freddie Mac	$252,435 par, 3.00%, due September 1, 2050	**	228,112
FHLMC, Freddie Mac	$294,465 par, 4.00%, due September 1, 2052	**	283,885
FHLMC, Freddie Mac	$295,437 par, 2.50%, due February 1, 2051	**	253,410
FHLMC, Freddie Mac	$3,029,846 par, 6.00%, due September 1, 2054	**	3,145,158
FHLMC, Freddie Mac	$3,034,102 par, 6.50%, due August 1, 2055	**	3,189,836
FHLMC, Freddie Mac	$3,088,961 par, 6.00%, due January 1, 2053	**	3,177,711
FHLMC, Freddie Mac	$3,102,392 par, 3.50%, due January 1, 2051	**	2,911,687
FHLMC, Freddie Mac	$3,130,452 par, 2.00%, due November 1, 2050	**	2,564,308
FHLMC, Freddie Mac	$3,269,861 par, 2.00%, due May 1, 2051	**	2,669,286
FHLMC, Freddie Mac	$3,487,609 par, 5.00%, due August 1, 2045	**	3,557,697
FHLMC, Freddie Mac	$3,568,870 par, 4.00%, due May 1, 2052	**	3,428,493
FHLMC, Freddie Mac	$3,608,657 par, 4.50%, December 25, 2036	**	3,613,974
FHLMC, Freddie Mac	$3,932,025 par, 3.50%, due September 25, 2044	**	3,831,478
FHLMC, Freddie Mac	$3,933,774 par, 3.50%, due August 1, 2052	**	3,642,442
FHLMC, Freddie Mac	$320,626 par, 3.00%, due May 1, 2037	**	311,070
FHLMC, Freddie Mac	$328,965 par, 2.50%, due September 1, 2052	**	281,210
FHLMC, Freddie Mac	$345,034 par, 3.00%, due January 1, 2050	**	311,232
FHLMC, Freddie Mac	$358,787 par, 6.00%, due November 1, 2054	**	376,535
FHLMC, Freddie Mac	$359,851 par, 3.00%, due November 1, 2049	**	324,603
FHLMC, Freddie Mac	$37,914 par, 3.00%, due February 1, 2050	**	34,248
FHLMC, Freddie Mac	$380,744 par, 2.50%, due March 1, 2052	**	328,366
FHLMC, Freddie Mac	$381,005 par, 2.50%, due April 1, 2052	**	325,815
FHLMC, Freddie Mac	$388,944 par, 2.00%, due December 31, 2049	**	372,398
FHLMC, Freddie Mac	$4,031,486 par, 2.00%, due August 1, 2051	**	3,284,789
FHLMC, Freddie Mac	$4,047,534 par, 3.00%, due June 1, 2052	**	3,594,716
FHLMC, Freddie Mac	$4,591,209 par, 2.00%, due November 1, 2051	**	3,727,631
FHLMC, Freddie Mac	$4,995,352 par, 2.00%, due February 1, 2051	**	4,088,817
FHLMC, Freddie Mac	$417,130 par, 3.50%, due October 15, 2053	**	410,110
FHLMC, Freddie Mac	$426,146 par, 5.00%, due February 1, 2055	**	427,825
FHLMC, Freddie Mac	$430,354 par, 2.50%, due December 1, 2051	**	368,015
FHLMC, Freddie Mac	$471,639 par, 3.50%, due March 1, 2048	**	444,193
FHLMC, Freddie Mac	$472,914 par, 2.50%, due June 1, 2050	**	405,842
FHLMC, Freddie Mac	$494,209 par, 6.50%, due February 1, 2055	**	518,415
FHLMC, Freddie Mac	$5,243,682 par, 2.00%, due February 1, 2052	**	4,323,387
FHLMC, Freddie Mac	$5,495,447 par, 5.50%, due February 1, 2053	**	5,591,927
FHLMC, Freddie Mac	$5,757,817 par, 2.50%, due February 1, 2052	**	4,918,409
FHLMC, Freddie Mac	$54,402 par, 3.50%, due October 1, 2047	**	51,265
FHLMC, Freddie Mac	$57,266 par, 2.50%, due August 1, 2050	**	49,076
FHLMC, Freddie Mac	$590,017 par, 6.00%, due March 1, 2055	**	612,559
FHLMC, Freddie Mac	$6,179,878 par, 5.50%, due November 1, 2055	**	6,387,072
FHLMC, Freddie Mac	$6,550 par, 6.50%, due June 1, 2054	**	6,850
FHLMC, Freddie Mac	$610,440 par, 3.00%, due April 1, 2050	**	551,258
FHLMC, Freddie Mac	$611,000 par, 6.25%, due July 15, 2032	**	687,581
FHLMC, Freddie Mac	$615,518 par, 3.00%, due January 1, 2050	**	555,219
FHLMC, Freddie Mac	$711,617 par, 4.72%, due January 25, 2045	**	712,500
FHLMC, Freddie Mac	$73,918 par, 6.17%, due March 25, 2052	**	74,463
FHLMC, Freddie Mac	$799,861 par, 5.00%, due December 1, 2040	**	809,184
FHLMC, Freddie Mac	$800,920 par, 1.50%, due June 1, 2037	**	722,884
FHLMC, Freddie Mac	$844,047 par, 2.00%, due December 1, 2050	**	691,401

FHLMC, Freddie Mac	$894,406 par, 2.50%, due December 1, 2050	**	766,900
FHLMC, Freddie Mac	$896,673 par, 2.50%, due December 1, 2051	**	771,828
FHLMC, Freddie Mac	$901,000 par, 3.51%, due March 1, 2029	**	890,865
FHLMC, Freddie Mac	$940,677 par, 6.00%, due September 1, 2054	**	991,194
FHLMC, Freddie Mac	$944,469 par, Floating Rate, due February 25, 2044	**	946,801
FHLMC, Freddie Mac	$984,462 par, 3.00%, due May 1, 2037	**	955,564
FNMA, Fannie Mae	$1,029,241 par, 2.50%, due September 1, 2035	**	977,312
FNMA, Fannie Mae	$1,040,072 par, 3.00%, due November 1, 2049	**	938,301
FNMA, Fannie Mae	$1,158,448 par, 2.00%, due June 25, 2046	**	1,056,785
FNMA, Fannie Mae	$1,198,662 par, 2.50%, due July 1, 2036	**	1,138,528
FNMA, Fannie Mae	$1,246,511 par, 3.00%, due December 1, 2049	**	1,124,283
FNMA, Fannie Mae	$1,302,876 par, 2.00%, due June 1, 2050	**	1,068,874
FNMA, Fannie Mae	$1,485,906 par, 4.00%, due December 1, 2052	**	1,433,607
FNMA, Fannie Mae	$1,560,059 par, 4.00%, due June 1, 2048	**	1,517,601
FNMA, Fannie Mae	$1,566,872 par, 3.50%, due September 1, 2052	**	1,450,830
FNMA, Fannie Mae	$1,569,601 par, 3.00%, due February 1, 2050	**	1,394,625
FNMA, Fannie Mae	$1,570,000 par, 3.00%	**	1,507,610
FNMA, Fannie Mae	$1,592,535 par, 2.50%, due August 1, 2050	**	1,366,004
FNMA, Fannie Mae	$1,597,244 par, 2.00%, due February 1, 2052	**	1,312,295
FNMA, Fannie Mae	$1,612,127 par, 1.50%, due May 1, 2037	**	1,455,058
FNMA, Fannie Mae	$1,654,840 par, 2.5%, due April 1, 2042	**	1,472,853
FNMA, Fannie Mae	$1,657,137 par, 2.00%, due February 1, 2051	**	1,356,063
FNMA, Fannie Mae	$1,689,379 par, 3.50%, due May 1, 2052	**	1,572,102
FNMA, Fannie Mae	$1,737,729 par, 2.00%, due April 1, 2042	**	1,516,596
FNMA, Fannie Mae	$1,755,730 par, 2.50%, due December 1, 2034	**	1,670,952
FNMA, Fannie Mae	$1,919,026 par, 2.50%, due December 1, 2051	**	1,649,358
FNMA, Fannie Mae	$1,933,533 par, 2.00%, due August 1, 2051	**	1,577,202
FNMA, Fannie Mae	$1,999,530 par, 3.50%, due May 1, 2052	**	1,858,159
FNMA, Fannie Mae	$10,295,000 par, 3.00%	**	9,123,296
FNMA, Fannie Mae	$10,465,000 par, 6.00%	**	10,715,945
FNMA, Fannie Mae	$106,734 par, 2.00%, due September 1, 2050	**	87,564
FNMA, Fannie Mae	$115,830 par, 3.00%, due December 1, 2049	**	104,672
FNMA, Fannie Mae	$12,030,000 par, 5.50%	**	12,182,776
FNMA, Fannie Mae	$13,445,000 par, 2.50%	**	11,410,405
FNMA, Fannie Mae	$14,970,000 par, 2.00%	**	12,141,223
FNMA, Fannie Mae	$145,393 par, 3.50%, due September 1, 2047	**	136,828
FNMA, Fannie Mae	$146,253 par, 3.00%, due May 1, 2036	**	142,449
FNMA, Fannie Mae	$160,051 par, 3.00%, due October 1, 2035	**	154,382
FNMA, Fannie Mae	$161,268 par, 2.50%, due December 1, 2050	**	138,328
FNMA, Fannie Mae	$163,504 par, 2.50%, due October 1, 2034	**	155,877
FNMA, Fannie Mae	$165,770 par, 3.00%, due December 1, 2049	**	149,744
FNMA, Fannie Mae	$187,453 par, 3.00%, due February 1, 2050	**	166,557
FNMA, Fannie Mae	$190,349 par, 2.50%, due September 1, 2042	**	172,123
FNMA, Fannie Mae	$2,035,448 par, 3.00%, due February 1, 2050	**	1,838,633
FNMA, Fannie Mae	$2,130,000 par, 5.00%	**	2,153,911
FNMA, Fannie Mae	$2,135,000 par, 6.50%	**	2,210,893
FNMA, Fannie Mae	$2,192,525 par, 5.50%, due September 1, 2055	**	2,250,088
FNMA, Fannie Mae	$2,199,539 par, 5.00%, due February 1, 2053	**	2,208,257

FNMA, Fannie Mae	$2,238,049 par, 3.00%, due May 1, 2052	**	1,987,958
FNMA, Fannie Mae	$2,277,313 par, due September 25, 2045	**	2,281,347
FNMA, Fannie Mae	$2,304,948 par, 5.50%, due February 1, 2053	**	2,354,729
FNMA, Fannie Mae	$2,316,757 par, 2.50%, due November 1, 2036	**	2,191,980
FNMA, Fannie Mae	$2,349,903 par, 1.50%, due December 1, 2050	**	1,820,993
FNMA, Fannie Mae	$2,526,911 par, 4.50%, due October 1, 2052	**	2,494,384
FNMA, Fannie Mae	$2,548,530 par, 2.5%, due August 1, 2051	**	2,207,560
FNMA, Fannie Mae	$2,567,051 par, 1.50%, due March 1, 2051	**	1,989,266
FNMA, Fannie Mae	$2,620,000 par, 3.50%	**	2,423,060
FNMA, Fannie Mae	$2,729,526 par, 5.00%, due October 25, 2054	**	2,757,939
FNMA, Fannie Mae	$2,743,469 par, 5.00%, due October 1, 2055	**	2,776,451
FNMA, Fannie Mae	$2,946,865 par, 3.50%, due June 1, 2052	**	2,743,172
FNMA, Fannie Mae	$201,265 par, 3.00%, due July 1, 2049	**	182,083
FNMA, Fannie Mae	$206,797 par, due January 25, 2044	**	207,015
FNMA, Fannie Mae	$224,345 par, 2.00%, due October 1, 2041	**	196,355
FNMA, Fannie Mae	$244,355 par, 2.50%, due April 1, 2052	**	209,806
FNMA, Fannie Mae	$250,465 par, 3.50%, due January 1, 2048	**	234,651
FNMA, Fannie Mae	$263,110 par, 3.00%, due January 1, 2051	**	233,774
FNMA, Fannie Mae	$276,698 par, 2.50%, due February 1, 2052	**	236,358
FNMA, Fannie Mae	$3,009,003 par, 3.50%, due May 1, 2052	**	2,793,553
FNMA, Fannie Mae	$3,049,934 par, 2.00%, due June 1, 2041	**	2,675,726
FNMA, Fannie Mae	$3,180,015 par, 2.00%, due December 1, 2050	**	2,605,572
FNMA, Fannie Mae	$3,199,678 par, 2.00%, due November 1, 2051	**	2,607,026
FNMA, Fannie Mae	$3,387,786 par, 6.50%, due November 1, 2055	**	3,578,878
FNMA, Fannie Mae	$3,419,523 par, 4.00%, due June 1, 2052	**	3,284,794
FNMA, Fannie Mae	$3,472,013 par, 1.50%, due August 1, 2036	**	3,142,563
FNMA, Fannie Mae	$3,481,993 par, 6.00%, due November 1, 2055	**	3,641,763
FNMA, Fannie Mae	$3,491,754 par, 4.50%, due August 1, 2052	**	3,435,164
FNMA, Fannie Mae	$3,517,316 par, 2.50%, due March 1, 2052	**	3,003,436
FNMA, Fannie Mae	$3,521,629 par, 5.00%, due October 1, 2055	**	3,556,376
FNMA, Fannie Mae	$3,677,556 par, 6.00%, due December 1, 2055	**	3,835,240
FNMA, Fannie Mae	$3,683,444 par, 6.00%, due July 1, 2054	**	3,834,286
FNMA, Fannie Mae	$3,704,423 par, 2.00%, due September 1, 2051	**	3,021,741
FNMA, Fannie Mae	$3,723,026 par, 5.00%, due October 1, 2055	**	3,762,625
FNMA, Fannie Mae	$3,755,250 par, 2.50%, due June 1, 2051	**	3,215,976
FNMA, Fannie Mae	$304,606 par, 3.00%, due July 1, 2050	**	276,155
FNMA, Fannie Mae	$337,326 par, 2.00%, due November 1, 2050	**	276,217
FNMA, Fannie Mae	$344,762 par, 2.50%, due April 1, 2052	**	294,048
FNMA, Fannie Mae	$344,856 par, 3.00%, due January 1, 2050	**	311,483
FNMA, Fannie Mae	$345,215 par, 2.50%, due September 1, 2052	**	294,054
FNMA, Fannie Mae	$354,301 par, 5.50%, due May 1, 2054	**	361,207
FNMA, Fannie Mae	$371,144 par, 2.00%, due October 1, 2050	**	304,100
FNMA, Fannie Mae	$372,028 par, 2.50%, due March 1, 2052	**	320,817
FNMA, Fannie Mae	$375,895 par, 6.50%, due March 1, 2055	**	397,231
FNMA, Fannie Mae	$4,317,297 par, 5.50%, due January 1, 2055	**	4,398,816
FNMA, Fannie Mae	$4,379,026 par, 6.00%, due December 1, 2055	**	4,564,155
FNMA, Fannie Mae	$4,495,362 par, 5.00%, due March 1, 2053	**	4,515,256
FNMA, Fannie Mae	$4,635,000 par, due February 1, 2056	**	4,851,447

FNMA, Fannie Mae	$4,941,419 par, 2.50%, due June 1, 2051	**	4,231,803
FNMA, Fannie Mae	$428,179 par, 2.50%, due August 1, 2035	**	406,592
FNMA, Fannie Mae	$453,721 par, 3.00%, due May 1, 2050	**	409,691
FNMA, Fannie Mae	$471,641 par, 3.00%, due October 1, 2051	**	382,928
FNMA, Fannie Mae	$498,240 par, 2.00%, due October 1, 2051	**	411,008
FNMA, Fannie Mae	$5,050,198 par, 2.00%, due January 1, 2052	**	4,143,176
FNMA, Fannie Mae	$5,510,000 par, 4.00%	**	5,261,668
FNMA, Fannie Mae	$5,625,000 par, 2.00%	**	5,195,156
FNMA, Fannie Mae	$506,942 par, 3.00%, due September 1, 2050	**	459,593
FNMA, Fannie Mae	$554,055 par, 6.00%, due July 1, 2054	**	576,461
FNMA, Fannie Mae	$57,478 par, 3.50%, due June 1, 2047	**	54,211
FNMA, Fannie Mae	$582,994 par, 3.50%, due October 1, 2048	**	547,716
FNMA, Fannie Mae	$592,166 par, 6.50%, due April 1, 2055	**	619,876
FNMA, Fannie Mae	$594,417 par, 2.00%, due October 1, 2051	**	484,503
FNMA, Fannie Mae	$6,135,100 par, 2.00%, due February 1, 2052	**	5,010,142
FNMA, Fannie Mae	$6,596,863 par, 1.50%, due January 1, 2051	**	5,113,520
FNMA, Fannie Mae	$6,919,935 par, 2.50%, due April 1, 2052	**	5,911,050
FNMA, Fannie Mae	$611,621 par, 3.00%, due July 1, 2049	**	553,051
FNMA, Fannie Mae	$634,117 par, 3.00%, due March 1, 2050	**	571,929
FNMA, Fannie Mae	$639,054 par, Floating Rate, due June 25, 2043	**	644,424
FNMA, Fannie Mae	$650,818 par, 2.50% due March 1, 2052	**	555,403
FNMA, Fannie Mae	$690,392 par, 3.00%, due November 1, 2049	**	622,767
FNMA, Fannie Mae	$7,859,904 par, 2.00%, due January 1, 2051	**	6,436,801
FNMA, Fannie Mae	$7,995,000 par, 5.00%	**	7,981,554
FNMA, Fannie Mae	$71,294 par, due December 25, 2041	**	71,294
FNMA, Fannie Mae	$745,290 par, 1.50%, due September 1, 2036	**	673,166
FNMA, Fannie Mae	$757,883 par, 2.50%, due September 1, 2036	**	719,669
FNMA, Fannie Mae	$767,044 par, 4.50%, due July 1, 2048	**	757,616
FNMA, Fannie Mae	$889,653 par, 3.00%, due March 1, 2037	**	858,848
FNMA, Fannie Mae	$9,705,000 par, 4.50%	**	9,507,180
FNMA, Fannie Mae	$913,706 par, 1.50%, due November 1, 2036	**	826,176
FNMA, Fannie Mae	$92,444 par, 3.00%, due May 1, 2050	**	83,829
FNMA, Fannie Mae	$929,981 par, 2.00%, due June 25, 2041	**	855,979
FNMA, Fannie Mae	$95,256 par, 2.00%, due March 1, 2052	**	78,316
FNMA, Fannie Mae	$96,300 par, 3.00%, due November 1, 2050	**	86,955
GNMA, Ginnie Mae	$1,060,735 par, 3.50%, due May 20, 2046	**	997,296
GNMA, Ginnie Mae	$1,129,883 par, 4.00%, due August 20, 2045	**	1,089,608
GNMA, Ginnie Mae	$1,260,000 par, 4.5%	**	1,230,225
GNMA, Ginnie Mae	$1,306,754 par, 3.00%, due July 20, 2051	**	1,181,156
GNMA, Ginnie Mae	$1,363,856 par, 3.00%, due May 20, 2051	**	1,233,049
GNMA, Ginnie Mae	$1,402,795 par, 3.5%, due February 20, 2046	**	1,318,903
GNMA, Ginnie Mae	$1,763,844 par, 3.5%, due April 20, 2047	**	1,656,497
GNMA, Ginnie Mae	$1,773,076 par, 2.00%, due October 20, 2050	**	1,435,514
GNMA, Ginnie Mae	$1,784,501 par, 3.00%, due October 20, 2049	**	1,620,359
GNMA, Ginnie Mae	$1,792,489 par, 3.00%, due January 20, 2050	**	1,624,807
GNMA, Ginnie Mae	$1,815,000 par, 4.00%	**	1,716,048
GNMA, Ginnie Mae	$1,835,681 par, 3.00%, due October 20, 2051	**	1,658,870
GNMA, Ginnie Mae	$1,940,000 par, 2.5%	**	1,680,072
GNMA, Ginnie Mae	$10,020,000 par, 5.50%	**	10,129,448
GNMA, Ginnie Mae	$14,963 par, 3.50%, due September 20, 2046	**	14,063
GNMA, Ginnie Mae	$145,071 par, 3.50%, due March 20, 2047	**	136,272
GNMA, Ginnie Mae	$2,081,680 par, 4.00%, due November 20, 2052	**	1,982,783

GNMA, Ginnie Mae	$2,105,464 par, 3.00%, due September 20, 2051	**	1,902,987
GNMA, Ginnie Mae	$2,314,266 par, 4.50%, due May 20, 2053	**	2,272,481
GNMA, Ginnie Mae	$2,836,577 par, 3.00%, due August 20, 2051	**	2,562,983
GNMA, Ginnie Mae	$2,895,000 par, 3.5%	**	2,651,672
GNMA, Ginnie Mae	$2,972,359 par, 3.00%, due November 20, 2049	**	2,691,413
GNMA, Ginnie Mae	$3,188,913 par, 2.50%, due January 20, 2052	**	2,763,821
GNMA, Ginnie Mae	$3,243,814 par, 2.00%, due December 20, 2051	**	2,699,655
GNMA, Ginnie Mae	$3,555,113 par, 2%, due October 20, 2051	**	2,958,761
GNMA, Ginnie Mae	$3,712,156 par, 2.5%, due February 20, 2051	**	3,218,533
GNMA, Ginnie Mae	$3,990,536 par, 2.50%, due December 20, 2051	**	3,458,571
GNMA, Ginnie Mae	$340,670 par, 4.00%, due June 20, 2047	**	328,691
GNMA, Ginnie Mae	$341,416 par, 4.00%, due December 20, 2047	**	329,041
GNMA, Ginnie Mae	$344,544 par, 3.50%, due November 20, 2047	**	323,395
GNMA, Ginnie Mae	$367,758 par, 2%, due February 20, 2051	**	299,252
GNMA, Ginnie Mae	$368,705 par, 4%, due September 20, 2047	**	355,541
GNMA, Ginnie Mae	$370,852 par, 4.0%, due January 20, 2048	**	356,754
GNMA, Ginnie Mae	$392,194 par, 4%, due July 20, 2045	**	379,566
GNMA, Ginnie Mae	$4,061,380 par, 4.5%, due January 20, 2053	**	3,991,513
GNMA, Ginnie Mae	$4,304,992 par, 2.50%, due September 20, 2051	**	3,731,129
GNMA, Ginnie Mae	$4,610,000 par, 6.0%	**	4,698,873
GNMA, Ginnie Mae	$4,678,865 par, 2.00%, due January 20, 2052	**	3,894,002
GNMA, Ginnie Mae	$4,775,811 par, 2.50%, due November 20, 2051	**	4,139,175
GNMA, Ginnie Mae	$416,716 par, 3.50%, due April 20, 2046	**	391,794
GNMA, Ginnie Mae	$453,930 par, 3.00%, due July 20, 2049	**	412,068
GNMA, Ginnie Mae	$458,677 par, 3.5%, due December 20, 2047	**	428,963
GNMA, Ginnie Mae	$5,127,842 par, 2.00%, due November 20, 2051	**	4,267,650
GNMA, Ginnie Mae	$5,350,000 par, 6.50%	**	5,532,149
GNMA, Ginnie Mae	$55,568 par, 3.5%, due August 20, 2046	**	52,484
GNMA, Ginnie Mae	$618,421 par, 3.5%, due July 20, 2047	**	580,272
GNMA, Ginnie Mae	$686,473 par, 3.5%, due March 20, 2046	**	645,419
GNMA, Ginnie Mae	$7,290,000 par, 2.00%	**	6,061,392
GNMA, Ginnie Mae	$772,331 par, 3.5%, due May 20, 2047	**	725,247
GNMA, Ginnie Mae	$800,000 par, 3%	**	722,200
GNMA, Ginnie Mae	$892,385 par, 3.5%, due April 20, 2048	**	835,408
GNMA, Ginnie Mae	$897,235 par, 3.5%, due February 20, 2047	**	842,910
GNMA, Ginnie Mae	$9,060,000 par, 5.00%	**	9,057,845
GNMA, Ginnie Mae	$928,978 par, 4.00%, due July 20, 2047	**	896,765
GNMA, Ginnie Mae	$96,118 par, 4.00%, due May 20, 2047	**	92,582
Illinois State Taxable Pension	$11,975,735 par, 5.10%, due June 1, 2033	**	12,257,948
Israel State Bond	$1,441,000 par, 5.88%, due January 13, 2056	**	1,403,107
Kuwait International Bond	$1,315,000 par, 4.02%, due October 9, 2028	**	1,313,730
Kuwait International Bond	$3,402,000 par, 4.14%, due October 9, 2030	**	3,378,374
Kuwait International Bond	$7,991,000 par, 4.65%, due October 9, 2035	**	7,878,384
Mexico (United Mexican States)	$1,390,000 par, 6.13%, due February 9, 2038	**	1,384,440
New York	$1,200,000 par, 5.39%, due October 1, 2055	**	1,170,900
New York	$460,000 par, 5.11%, due October 1, 2054	**	431,018
New York	$675,000 par, 5.09%, due October 1, 2049	**	637,551
New York	$685,000 par, 5.37%, due October 1, 2051	**	668,743
Office Cherifien Des Phosphates	$1,859,000 par, 6.70%, due March 1, 2036	**	1,970,099
Panama Republic	$768,000 par, 4.50%, due January 19, 2063	**	559,949

PT Freeport Indonesia	$1,065,000 par, 5.32%, due April 14, 2032	**	1,084,434
Qatar Pete	$8,038,000 par, 3.12%, due July 12, 2041	**	6,146,546
Republic of Peru	$746,000 par, 6.2%, due June 30, 2055	**	762,561
Saudi Arabia KGDM	$1,491,000 par, 5.88%, due January 12, 2056	**	1,453,187
Tennessee Valley Authority	$1,761,000 par, 4.25%, due September 15, 2052	**	1,492,800
Tennessee Valley Authority	$3,141,000 par, 5.25%, due February 1, 2055	**	3,112,642
Tennessee Valley Authority	$4,336,000 par, 4.88%, due May 15, 2035	**	4,465,636
Texas Natural Gas Securitization Finance Corp.	$2,519,000 par, 5.17%, due April 1, 2041	**	2,553,659
Texas Natural Gas Securitization Finance Corp.	$4,051,731 par, 0.00%, due April 1, 2035	**	4,177,350
U.S. Treasury	$1,004,000 par, 3.50%, due December 15, 2028	**	1,001,255
U.S. Treasury	$10,625,000 par, 2.00%, due November 15, 2041	**	7,391,016
U.S. Treasury	$10,870,000 par, 4.00%, due July 31, 2029	**	10,988,891
U.S. Treasury	$11,124,000 par, 4.63%, due November 15, 2044	**	10,853,722
U.S. Treasury	$11,316,000 par, 3.63%, due August 31, 2029	**	11,294,783
U.S. Treasury	$11,435,000 par, 4.00%, due May 31, 2030	**	11,548,010
U.S. Treasury	$11,566,000 par, 5.0%, due May 15, 2045	**	11,819,006
U.S. Treasury	$11,804,000 par, 4.38%, due December 31, 2029	**	12,085,267
U.S. Treasury	$12,372,000 par, 4.00%, due November 15, 2035	**	12,118,761
U.S. Treasury	$12,819,000 par, 4.63%, due April 30, 2029	**	13,201,567
U.S. Treasury	$13,283,000 par, 3.88%, due June 30, 2030	**	13,345,783
U.S. Treasury	$14,205,000 par, 3.88%, due July 31, 2030	**	14,270,476
U.S. Treasury	$14,412,000 par, 3.63%, due August 31, 2030	**	14,320,799
U.S. Treasury	$14,452,000 par, 4.875%, due August 15, 2045	**	14,535,551
U.S. Treasury	$15,069,000 par, 4.50%, due May 31, 2029	**	15,465,738
U.S. Treasury	$15,736,000 par, 2.38%, due February 15, 2042	**	11,541,987
U.S. Treasury	$17,564,000 par, 3.75%, due January 31, 2031	**	17,520,090
U.S. Treasury	$19,925,000 par, 3.63%, due September 30, 2030	**	19,791,129
U.S. Treasury	$2,916,000 par, 4.75%, due May 15, 2054	**	2,792,981
U.S. Treasury	$20,004,000 par, 3.63%, due October 31, 2030	**	19,861,784
U.S. Treasury	$21,468,000 par, 3.88%, due April 30, 2030	**	21,575,340
U.S. Treasury	$26,009,000 par, 3.50%, due November 30, 2030	**	25,673,728
U.S. Treasury	$26,175,000 par, 4.75%, due August 15, 2055	**	25,598,332
U.S. Treasury	$28,583,000 par, 4.63%, due November 15, 2045	**	27,801,434
U.S. Treasury	$3,436,000 par, 3.00%, due August 15, 2052	**	2,449,761
U.S. Treasury	$3,646,000 par, 4.38%, due August 15, 2043	**	3,470,536
U.S. Treasury	$3,982,000 par, 2.88%, due May 15, 2052	**	2,770,290
U.S. Treasury	$37,422,000 par, 3.5%, due January 15, 2029	**	37,313,827
U.S. Treasury	$4,093,000 par, 3.88%, due February 15, 2043	**	3,669,470
U.S. Treasury	$4,094,000 par, 3.88%, due December 31, 2032	**	4,057,538
U.S. Treasury	$40,666,000 par, 3.63%, due December 31, 2030	**	40,345,120
U.S. Treasury	$41,307,000 par, 3.38%, due December 31, 2027	**	41,187,597
U.S. Treasury	$5,026,000 par, 4.63%, due February 15, 2055	**	4,814,751

U.S. Treasury	$5,576,000 par, 4.63%, due May 15, 2044	**	5,453,372
U.S. Treasury	$5,726,000 par, 4.13%, due August 15, 2044	**	5,236,159
U.S. Treasury	$5,797,000 par, 4.0%, due February 28, 2030	**	5,855,649
U.S. Treasury	$5,957,000 par, 3.38%, due August 15, 2042	**	5,018,307
U.S. Treasury	$590,000 par, 3.63%, due February 15, 2053	**	475,342
U.S. Treasury	$6,178,000 par, 4.75%, due November 15, 2043	**	6,152,902
U.S. Treasury	$6,566,000 par, 4.75%, due November 15, 2053	**	6,413,905
U.S. Treasury	$6,600,000 par, 4.13%, due August 15, 2053	**	5,814,703
U.S. Treasury	$6,974,000 par, 4.50%, due February 15, 2044	**	6,722,555
U.S. Treasury	$63,704,000 par, 3.50%, due January 31, 2028	**	63,661,697
U.S. Treasury	$7,079,000 par, 4.25%, due February 15, 2054	**	6,368,058
U.S. Treasury	$7,268,000 par, 4.38%, due January 31, 2030	**	7,409,953
U.S. Treasury	$7,855,000 par, 4.5%, due November 15, 2054	**	7,369,279
U.S. Treasury	$8,031,000 par, 4.25%, due August 15, 2054	**	7,223,822
U.S. Treasury	$8,253,000 par, 4.00%, due November 15, 2042	**	7,532,152
U.S. Treasury	$8,724,000 par, 3.25%, due May 15, 2042	**	7,247,395
U.S. Treasury	$9,432,000 par, 4.25%, due June 30, 2029	**	9,609,218
U.S. Treasury	$9,780,000 par, 4.75%, due February 15, 2045	**	9,689,077
U.S. Treasury	$9,966,000 par, 4.75%, due May 15, 2055	**	9,743,322
United Mexican States	$1,840,000 par, 5.38%, due March 22, 2033	**	1,811,940
United Mexican States	$1,865,000 par, 6.88%, due May 13, 2037	**	1,971,771
United Mexican States	$842,000 par, 7.38%, due May 13, 2055	**	900,435
WI Treasury Sec.	$15,091,000 par, 3.88%, due March 31, 2030	**	15,241,321
WI Treasury Sec.	$3,528,000 par, 4.63%, due November 15, 2055	**	3,381,368
WI Treasury Sec.	$5,228,000 par, 3.38%, due November 15, 2048	**	4,120,726
Total Government Securities			1,318,113,207

Corporate Bonds
Alphabet Inc.	$1,832,000 par, 5.45%, due November 15, 2055	**	1,786,747
Alphabet Inc.	$735,000 par, 5.70%, due November 15, 2075	**	721,617
Ameren Corp.	$2,228,000 par, 5.70%, due December 1, 2026	**	2,257,136
Ameren Corp.	$2,945,000 par, 4.30%, due December 1, 2028	**	2,965,799
Antero Resources Corp.	$3,486,000 par, 5.40%, due February 1, 2036	**	3,461,005
Antofagasta Plc.	$1,401,000 par, 5.63%, due September 9, 2035	**	1,437,608
APA Corp.	$2,449,000 par, 5.10%, due September 1, 2040	**	2,200,223
Ares Strategic Inc.	$880,000 par, 5.55%, due April 15, 2031	**	870,202
AT&T Inc.	$1,380,000 par, 3.5%, due September 15, 2053	**	921,769
AT&T Inc.	$1,708,000 par, 6.00%, due April 30, 2056	**	1,692,133
Athene Holding Ltd.	$1,582,000 par, 6.25% due April 1, 2054	**	1,540,165
Atmos Energy Corp.	$1,008,000 par, 5.45%, due January 15, 2056	**	973,878
Banco Santander	$4,000,000 par, 4.55%, due November 6, 2030	**	4,003,353
Bank of America Corp.	$5,096,000 par, 3.19%, due July 23, 2030	**	4,929,295
Beignet Investor LLC	$3,005,000 par, 6.58%, due May 30, 2049	**	3,128,856

BHP Billiton Finance	$1,333,000 par, 5.00%, due February 21, 2030	**	1,373,093
BHP Billiton Finance	$2,832,000 par, 4.75%, due February 28, 2028	**	2,879,523
Black Hills Corp.	$1,989,000 par, 4.55%, due January 31, 2031	**	1,987,826
Blue Owl Technology Finance Corp.	$811,000 par, 6.13%, due January 23, 2031	**	798,859
Boeing Co.	$1,269,000 par, 3.25%, due February 1, 2028	**	1,250,473
Boeing Co.	$3,205,000 par, 6.86%, due May 1, 2054	**	3,613,928
Boeing Co.	$4,124,000 par, 6.3%, due May 1, 2029	**	4,380,605
Boeing Co.	$504,000 par, 3.63%, due March 1, 2048	**	360,619
Broadcom Inc.	$1,219,000 par, 5.7%, due January 15, 2056	**	1,228,399
Broadcom Inc.	$1,446,000 par, 4.3%, due January 15, 2031	**	1,445,114
Broadcom Inc.	$403,000 par, 4.8%, due February 15, 2036	**	397,802
Broadcom Inc.	$6,127,000 par, 4.95%, due January 15, 2036	**	6,120,874
Brooklyn Union Gas Co.	$1,091,000 par, 4.27%, due March 15, 2048	**	872,126
Brooklyn Union Gas Co.	$119,000 par, 4.49%, due March 4, 2049	**	95,999
Burlington Northern Santa Fe	$858,000 par, 5.55%, due March 15, 2026	**	848,768
CaixaBank	$3,492,000 par, 5.58%, due July 3, 2036	**	3,579,264
Canadian Imperial Bank of Commerce	$3,937,000 par, 4.28%, due January 29, 2030	**	3,947,051
Charter Communications, Inc.	$2,328,000 par, 5.75%, due April 1, 2048	**	2,002,854
Charter Communications, Inc.	$2,683,000 par, 6.55%, due June 1, 2034	**	2,818,305
Chubb Ina Holdings Inc.	$3,680,000 par, 4.9%, due August 15, 2035	**	3,683,181
Citigroup Inc.	$2,983,000 par, 4.5%, due September 11, 2031	**	2,985,402
Cleco Power LLC	$1,931,000 par, 5.3%, due January 15, 2036	**	1,935,189
Columbia University	$884,000 par, 4.36%, due October 1, 2035	**	864,267
Constellation Energy Generation LLC	$1,856,000 par, 4.4%, due January 15, 2031	**	1,851,596
Constellation Energy Generation LLC	$1,888,000 par, 5.88%, due January 15, 2066	**	1,841,863
Constellation Energy Generation LLC	$2,105,000 par, 3.9%, due January 8, 2028	**	2,102,524
Constellation Energy Generation LLC	$483,000 par, 3.75%, due March 1, 2031	**	465,495
Constellation Energy Generation LLC	$819,000 par, 6.50%, due October 1, 2053	**	886,467
Cornell University	$1,080,000 par, 4.17%, due June 15, 2030	**	1,082,859
Cornell University	$1,576,000 par, 4.73%, due June 15, 2035	**	1,577,887
CVS Health Corp.	$4,148,000 par, 6%, due June 1, 2044	**	4,158,044
CVS Health Corp.	$3,285,000 par, 5.7%, due June 1, 2034	**	3,416,861
Dayton Power and Light Co.	$2,373,000 par, 4.55%, due August 15, 2030	**	2,363,913
Dell International LLC	$4,297,000 par, 5.1%, due February 15, 2036	**	4,222,097
Dell International LLC	$6,192,000 par, 4.5%, due February 15, 2031	**	6,175,788
Den Norske Stats Oljeselskap	$2,469,000 par, 6.5%, due December 1, 2028	**	2,639,267
Devon Energy Corp.	$641,000 par, 7.95%, due April 15, 2032	**	745,617
Dhafrah PV2 Energy Co.	$2,240,000 par, 5.79%, due June 30, 2053	**	2,270,659
Duke Energy Corp.	$3,380,000 par, 3.5%, due June 15, 2051	**	2,339,331
Eli Lilly & Co.	$466,000 par, 5.65%, due October 15, 2065	**	465,871
Eli Lilly & Co.	$6,549,000 par, 4.9%, due October 15, 2035	**	6,627,529
Embraer Netherlands Finance	$1,358,000 par, 5.4%, due January 9, 2038	**	1,338,377
Enbridge Inc.	$1,115,000 par, 4.2%, due November 20, 2028	**	1,118,014
Enbridge Inc.	$1,752,000 par, 3.7%, due July 15, 2027	**	1,744,813
Energy Transfer LP	$2,759,000 par, 4.55%, due January 15, 2031	**	2,756,260
Energy Transfer LP	$3,992,000 par, 5.35%, due January 15, 2036	**	3,987,689
Enterprise Products Operating	$1,296,000 par, 4.3%, due June 20, 2028	**	1,307,187
Essential Utilities Inc.	$1,164,000 par, 5.38%, due January 15, 2034	**	1,197,967
Essential Utilities Inc.	$2,136,000 par, 5.25%, due August 15, 2035	**	2,167,938
FedEx Freight Holding Inc.	$1,585,000 par, 4.3%, due March 15, 2029	**	1,586,803
FedEx Freight Holding Inc.	$1,608,000 par, 5.25%, due March 15, 2036	**	1,593,288
FedEx Freight Holding Inc.	$1,954,000 par, 4.65%, due March 15, 2031	**	1,952,936

FirstEnergy Transmission LLC	$1,307,000 par, 4.75%, due January 15, 2033	**	1,303,823
FirstEnergy Transmission LLC	$3,497,000 par, 2.87%, due September 15, 2028	**	3,392,191
FirstEnergy Transmission LLC	$7,719,000 par, 3.9%, due July 15, 2027	**	7,701,419
Ford Motor Credit Co.	$2,029,000 par, 5.11%, due May 3, 2029	**	2,045,001
Ford Motor Credit Co.	$4,714,000 par, 5.73%, due September 5, 2030	**	4,826,228
FS KKR Capital Corp.	$355,000 par, 6.13%, due January 15, 2031	**	343,759
Georgia Power Co.	$3,280,000 par, 4.00%, due October 1, 2028	**	3,290,410
Glencore Funding LLC	$1,179,000 par, 6.38%, due October 6, 2030	**	1,271,159
Glencore Funding LLC	$3,772,000 par, 5.34%, due April 4, 2027	**	3,831,005
Glencore Funding LLC	$4,535,000 par, 4.00%, due March 27, 2027	**	4,536,943
Glencore Funding LLC	$5,225,000 par, 5.67%, due April 1, 2035	**	5,472,114
Global Payments Inc.	$1,065,000 par, 4.88%, due November 15, 2030	**	1,064,754
Global Payments Inc.	$1,573,000 par, 5.55%, due November 15, 2035	**	1,559,813
Goldman Sachs Group Inc.	$1,252,000 par, 5.78%, due January 21, 2047	**	1,233,289
Goldman Sachs Group Inc.	$1,595,000 par, 1.54%, due September 10, 2027	**	1,571,269
Goldman Sachs Group Inc.	$3,126,000 par, 5.73%, due January 28, 2056	**	3,151,352
Goldman Sachs Group Inc.	$3,981,000 par, 5.07%, due January 21, 2037	**	3,963,931
Goldman Sachs Group Inc.	$6,174,000 par, 4.37%, due October 21, 2031	**	6,138,787
Hewlett Packard Fixed	$1,754,000 par, 4.05%, due September 15, 2027	**	1,755,300
HP Enterprise Co.	$1,484,000 par, 5.6%, due October 15, 2054	**	1,357,925
HPS Corporate Lending	$1,263,000 par, 5.45%, due November 15, 2030	**	1,248,066
HPS Corporate Lending	$799,000 par, 4.9%, due September 11, 2028	**	794,330
HSBC Holdings PLC	$4,861,000 par, 5.24%, due May 13, 2031	**	5,004,185
Huntington Bancshares Inc.	$2,552,000 par, 6.21%, due August 21, 2029	**	2,674,829
Hyundai Capital America	$1,874,000 par, 4.55%, due January 8, 2031	**	1,875,624
Hyundai Capital America	$3,333,000 par, 4.8%, due January 10, 2033	**	3,319,728
Intel Corp.	$3,318,000 par, 4.9%, due August 5, 2052	**	2,787,084
International Business Machs Corp.	$1,672,000 par, 4.95%, due February 3, 2036	**	1,666,539
International Business Machs Corp.	$470,000 par, 5.8%, due February 3, 2056	**	468,526
J Paul Getty Trust	$4,371,000 par, 4.91%, due April 1, 2035	**	4,441,063
JBS USA Food Co.	$874,000 par, 6.38%, due April 15, 2066	**	883,474
Jefferies Financial Group Inc.	$1,119,000 par, 5.5%, due February 15, 2036	**	1,104,584
JPMorgan Chase & Co.	$5,413,000 par, 5.58%, due April 22, 2030	**	5,639,686
Lloyds Banking Group PLC	$2,639,000 par, 5.46%, due January 5, 2028	**	2,673,231
LYB International LLC	$4,011,000 par, 5.88%, due January 15, 2036	**	3,967,135
M&T Bank Corp.	$2,729,000 par, 5.39%, due January 16, 2036	**	2,767,241
Massechusetts Institute of Technology	$701,000 par, 5.62%, due June 1, 2055	**	721,657
Merck & Co Inc.	$1,241,000 par, 5.70%, due December 4, 2065	**	1,222,806
Merck & Co Inc.	$1,300,000 par, 5.50%, due March 15, 2046	**	1,293,163
Meta Platforms Inc.	$1,152,000 par, 5.75%, due November 15, 2045	**	1,089,250
Meta Platforms Inc.	$2,561,000 par, 5.50%, due November 15, 2045	**	2,462,744
Meta Platforms Inc.	$930,000 par, 4.65%, due November 15, 2062	**	741,754
Minera Mexico	$1,198,000 par, 5.63%, due February 12, 2032	**	1,240,110
Molex Electr Technologies	$1,908,000 par, 4.75%, due April 30, 2028	**	1,934,281
Morgan Stanley	$4,179,000 par, 4.24%, due January 9, 2030	**	4,186,911
Morgan Stanley	$4,232,000 par, 4.49%, due January 16, 2032	**	4,229,209
Morgan Stanley	$4,446,000 par, 5.07%, due January 30, 2037	**	4,425,332

Morgan Stanley	$5,415,000 par, 4.47%, due November 19, 2031	**	5,416,721
Morgan Stanley	$6,574,000 par, 4.73%, due July 18, 2031	**	6,660,413
Morgan Stanley	$952,000 par, 5.52%, due November 19, 2055	**	939,390
National Fuel Gas Co.	$1,896,000 par, 4.75%, due September 1, 2028	**	1,919,394
National Fuel Gas Co.	$4,723,000 par, 5.50%, due March 15, 2030	**	4,885,345
National Fuel Gas Co.	$874,000 par, 5.95%, due March 15, 2035	**	916,032
NextEra Energy Capital Holdings Inc.	$2,049,000 par, 5.90%, due March 15, 2055	**	2,061,157
NextEra Energy Capital Holdings Inc.	$4,541,000 par, 4.69%, due September 1, 2027	**	4,592,959
Nisource Fin Corp.	$1,683,000 par, 5.95%, due June 15, 2041	**	1,732,089
Nisource Fin Corp.	$2,985,000 par, 5.25%, due February 15, 2043	**	2,850,816
Norinchukin Bank	$1,757,000 par, 5.36%, due September 9, 2035	**	1,781,194
Norinchukin Bank	$2,370,000 par, 4.67%, due September 9, 2030	**	2,384,934
NRG Energy	$2,710,000 par, 7.0%, due March 15, 2033	**	2,982,360
NTT Finance Corp.	$1,673,000 par, 4.57%, due July 16, 2027	**	1,687,579
NTT Finance Corp.	$6,628,000 par, 4.39%, due July 16, 2030	**	6,758,299
Nuveen Select Tax-Free Income Portfolio	$1,786,000 par, 4.30%, due August 19, 2028	**	1,793,987
Nuveen Select Tax-Free Income Portfolio	$2,666,000 par, 4.85%, due August 19, 2032	**	2,689,280
Occidental Petroleum	$1,307,000 par, 4.4%, due April 15, 2046	**	1,039,430
Occidental Petroleum	$2,282,000 par, 7.88%, due September 15, 2031	**	2,627,883
Occidental Petroleum	$2,767,000 par, 6.13%, due January 1, 2031	**	2,926,036
Occidental Petroleum	$445,000 par, 6.60%, due March 15, 2046	**	460,095
Occidental Petroleum	$562,000 par, 6.2%, due March 15, 2040	**	573,840
OCP S.A.	$670,000 par, 6.88%, due April 25, 2044	**	691,775
Oglethorpe Power Corp.	$2,008,750 par, 6.19%, due January 1, 2031	**	2,119,378
Oglethorpe Power Corp.	$2,091,000 par, 6.20%, due December 1, 2053	**	2,149,318
Oneok Inc.	$5,762,000 par, 6.50%, due September 1, 2030	**	6,181,156
Oracle Corp.	$1,127,000 par, 2.95%, due April 1, 2030	**	1,041,318
Oracle Corp.	$1,351,000 par, 5.2%, due September 26, 2035	**	1,287,497
Oracle Corp.	$3,253,000 par, 5.88%, due September 26, 2045	**	2,924,733
Ovintiv Inc.	$1,793,000 par, 6.25%, due July 15, 2033	**	1,903,738
Pacific Corp.	$1,269,000 par, 5.8%, due January 15, 2055	**	1,195,163
Pacific Gas & Electric Co.	$1,352,000 par, 6.70%, due April 1, 2053	**	1,431,811
Pacific Gas & Electric Co.	$1,579,000 par, 6.95%, due March 15, 2034	**	1,750,174
Pacific Gas & Electric Co.	$3,574,000 par, 4.50%, due July 1, 2040	**	3,109,565
Pacific Gas & Electric Co.	$331,000 par, 6.15%, due March 1, 2055	**	328,601
Perusahaan Listrik Negara	$1,573,000 par, 5.45%, due February 3, 2036	**	1,564,746
Perusahaan Listrik Negara	$2,283,000 par, 4.75%, due February 3, 2031	**	2,275,318
Pfizer Inc.	$960,000 par, 5.60%, due November 15, 2055	**	953,867
Plains All American Pipeline	$847,000 par, 5.60%, due January 15, 2036	**	859,342
PPL Capital Funding Inc.	$1,612,000 par, 5.25%, due September 1, 2034	**	1,643,881
President and Fellows Harvard College	$2,771,000 par, 5.26%, due March 15, 2036	**	2,902,170
President and Fellows Harvard College	$3,550,000 par, 4.89%, due March 15, 2030	**	3,667,364
Protective Life Global Funding	$1,100,000 par, 4.16%, due January 15, 2029	**	1,100,214
PSEG Power LLC	$2,798,000 par, 5.75%, due May 15, 2035	**	2,891,028
PSEG Power LLC	$4,914,000 par, 5.20%, due May 15, 2030	**	5,041,029
Rio Tinto Finance	$3,867,000 par, 4.88%, due March 14, 2030	**	3,964,725

Royal Bank of Canada	$1,613,000 par, 4.50%, due August 6, 2029	**	1,630,063
Royal Bank of Canada	$3,177,000 par, 4.65%, due October 18, 2030	**	3,223,176
RWE Finance US LLC	$1,106,000 par, 5.88%, due April 16, 2034	**	1,161,301
RWE Finance US LLC	$826,000 par, 5.88%, due September 18, 2055	**	812,302
S&P Global Inc.	$1,121,000 par, 4.25%, due May 1, 2029	**	1,127,102
Santander UK Group	$2,046,000 par, 6.53%, due January 10, 2029	**	2,135,800
Santander UK Group	$2,509,000 par, 4.32%, due September 22, 2029	**	2,513,052
Sempra Energy	$1,900,000 par, 3.4%, due February 1, 2028	**	1,877,605
Sherwin-Williams Co.	$877,000 par, 4.3%, due August 15, 2028	**	883,064
Societe Generale	$3,406,000 par, 5.25%, due May 22, 2029	**	3,476,468
Southern Brands Co.	$1,496,000 par, 5.2%, due June 15, 2033	**	1,534,342
Southern California Edison	$1,187,000 par, 6.05%, due March 15, 2039	**	1,221,916
Southern California Edison	$1,639,000 par, 4.88%, due February 1, 2027	**	1,651,441
Southern California Edison	$1,639,000 par, 4.9%, due June 1, 2026	**	1,642,115
Southern California Edison	$815,000 par, 4.00%, due April 1, 2047	**	615,285
Southern California Gas Co.	$1,688,000 par, 5.05%, due September 1, 2034	**	1,709,427
Sprint Capital Corp.	$2,402,000 par, 6.88%, due November 15, 2028	**	2,576,954
Standard Chartered	$1,675,000 par, 5.69%, due May 14, 2028	**	1,707,762
Steel Dynamics Inc.	$793,000 par, 4.00%, due December 15, 2028	**	791,865
Sumitomo Mitsui	$3,326,000 par, 4.49%, due January 15, 2032	**	3,334,096
Toronto Dominion Bank	$4,661,000 par, 4.93%, due October 15, 2035	**	4,648,637
UnitedHealth Group Inc.	$3,070,000 par, 5.15%, due July 15, 2034	**	3,132,093
UnitedHealth Group Inc.	$3,340,000 par, 5.63%, due July 15, 2054	**	3,252,290
Vale Overseas Ltd.	$1,692,000 par, 6.13%, due June 12, 2033	**	1,812,173
Vale Overseas Ltd.	$1,903,000 par, 6.40%, due June 28, 2054	**	1,956,722
Verizon Communications Inc.	$2,457,000 par, 4.33%, due September 21, 2028	**	2,477,976
Verizon Communications Inc.	$3,707,000 par, 4.016%, due December 3, 2029	**	3,685,350
Viacom Inc.	$987,000 par, 5.85%, due September 1, 2043	**	795,684
Vistra Operations Co. LLC	$1,547,000 par, 5.70%, due December 30, 2034	**	1,585,958
Vistra Operations Co. LLC	$2,580,000 par, 6.00%, due April 15, 2034	**	2,704,725
Vistra Operations Co. LLC	$1,215,000 par, 4.30%, due October 15, 2028	**	1,215,114
Vistra Operations Co. LLC	$3,796,000 par, 4.30%, due July 15, 2029	**	3,776,902
Vistra Operations Co. LLC	$3,988,000 par, 4.7%, due January 31, 2031	**	3,982,412
Wells Fargo & Co.	$1,993,000 par, 3.07%, due April 30, 2041	**	1,537,997
Wells Fargo & Co.	$3,427,000 par, 5.24%, due January 24, 2031	**	3,540,639
Wells Fargo & Co.	$7,535,000 par, 5.71%, due April 22, 2028	**	7,685,809
Wells Fargo & Co.	$1,658,000 par, 5.56%, due July 25, 2034	**	1,727,854
Wells Fargo & Co.	$2,533,000 par, 4.96%, due January 23, 2037	**	2,512,315
Western Gas Partners	$1,241,000 par, 5.30%, due March 1, 2048	**	1,081,421
Western Gas Partners	$897,000 par, 5.45%, due April 1, 2044	**	820,824
Western Midstream Operating	$1,629,000 par, 6.15%, due April 1, 2033	**	1,721,616
Western Midstream Operating	$1,751,000 par, 5.45%, due November 15, 2034	**	1,762,705
Western Midstream Operating	$2,915,000 par, 4.80%, due March 1, 2031	**	2,916,404
Western Southern Global	$2,268,000 par, 4.25%, due January 29, 2029	**	2,273,489
Williams Cos Inc.	$4,948,000 par, 5.15%, due March 15, 2036	**	4,926,084
Williams Cos Inc.	$676,000 par, 5.95%, due March 15, 2056	**	676,186
Windfall Mining Group	$1,695,000 par, 5.85%, due May 13, 2032	**	1,768,708
Total Corporate Bonds			491,277,628

Asset-Backed Securities
1st Invest Auto	$3,065,000 par, 4.31%, due December 15, 2028	**	3,068,946
Affirm Master Trust	$3,419,000 par, 4.37%, due February 15, 2034	**	3,420,736
American Credit Acceptance	$2,737,000 par, 4.24%, due April 12, 2030	**	2,739,196
American Credit Acceptance	$8,659,000 par, 4.16%, due July 12, 2029	**	8,658,476
American Express Credit Account	$2,851,000 par, 4.51%, due July 15, 2032	**	2,907,934
American Express Credit Account	$3,918,000 par, 4.51%, due April 15, 2032	**	3,991,938
AutoNation Finance Trust	$1,932,000 par, 4.03%, due August 12, 2030	**	1,935,448
AutoNation Finance Trust	$2,485,000 par, 3.95%, due January 11, 2029	**	2,486,923
AutoNation Finance Trust	$2,679,000 par, 4.18%, due June 11, 2031	**	2,686,049
AutoNation Finance Trust	$718,000 par, 4.42%, due June 11, 2031	**	720,825
Bridge Crest Lending Auto Securitization	$2,739,000 par, 4.1%, due July 17, 2028	**	2,739,722
CAP Multi-Asset	$1,913,000 par, 4.02%, due September 15, 2032	**	1,911,236
Capital One Prime Auto Receivables Trust	$527,697 par, 5.82%, due June 15, 2028	**	533,880
Carmax Auto Owner Trust	$353,390 par, 4.67%, due December 15, 2027	**	353,927
Carmax Select Receivables Trust	$2,571,000 par, 4.19%, due March 15, 2029	**	2,573,742
Carvana Auto Receivables Trust	$186,621 par, 4.62%, due February 10, 2028	**	186,707
Carvana Auto Receivables Trust	$340,229 par, 1.03%, due June 10, 2027	**	338,176
Carvana Auto Receivables Trust	$9,246,531 par, 4.07%, due February 12, 2029	**	9,246,872
Citibank Credit Card Issuance Trust	$1,613,000 par, 4.49%, due June 21, 2032	**	1,641,528
DR Auto	$2,172,000 par, 4.45%, due September 15, 2032	**	2,176,881
Drive Auto Receivables Trust	$4,054,642 par, 4.29%, due October 16, 2028	**	4,057,124
Driveway Finance Corp.	$183,500 par, 4.64%, due November 15, 2027	**	183,581
Driveway Finance Corp.	$253,923 par, 5.23%, due January 18, 2028	**	254,234
Enterprise Fleet Financing LLC	$2,682,000 par, 4.0%, due October 20, 2028	**	2,685,547
Exeter Automobile Receivables Trust	$4,345,000 par, 4.22%, due September 15, 2028	**	4,346,292
Exeter Automobile Receivables Trust	$6,285,000 par, 4.38%, due June 15, 2028	**	6,294,669
Ford Credit Auto Lease Trust	$4,014,000 par, 4.0%, due July 15, 2029	**	4,023,015
Ford Credit Auto Owner Trust	$1,828,807 par, 5.38%, due December 15, 2028	**	1,845,060
Ford Credit Auto Owner Trust	$232,594 par, 5.23%, due May 15, 2028	**	234,062
GLS Auto Select	$10,437,000 par, 4.37%, due October 16, 2028	**	10,451,440
GLS Auto Select	$3,244,000 par, 4.05%, due February 17, 2032	**	3,245,078
GM Financial Automobile Leasing Trust	$2,583,000 par, 4.58%, due May 22, 2028	**	2,605,063
GM Financial Revolving Receivables Trust	$3,397,000 par, 4.64%, due December 11, 2037	**	3,462,785
Hertz Vehicle Financing III	$17,019,000 par, 2.33%, due June 26, 2028	**	16,662,331
Hyundai Auto Lease	$4,059,000 par, 4.53% due April 17, 2028	**	4,094,815
Hyundai Auto Receivables Trust	$841,000 par, 5.55%, due December 17, 2029	**	860,922
Porsche Innovative Lease	$2,266,000 par, 4.61%, due October 20, 2028	**	2,290,360
Pret LLC	$3,300,013 par, due July 25, 2055	**	3,313,730
Santander Drive Auto Receivables	$1,354,000 par, 4.63%, due August 15, 2029	**	1,360,621
Santander Drive Auto Receivables Trust	$260,754 par, 5.73%, due April 17, 2028	**	260,998
Santander Drive Auto Receivables Trust	$6,474,000 par, 4.35% due January 15, 2029	**	6,486,925
Sofi Consumer Loan Program	$8,116,000 par, 4.06%, due December 26, 2035	**	8,124,029
Stellantis Financial	$1,870,092 par, 4.31%, due May 22, 2028	**	1,876,584
Stellantis Financial	$6,412,000 par, 4.06%, due June 20, 2028	**	6,430,409
Tesla Electric Vehicle Trust	$603,000 par, 5.38%, due February 20, 2029	**	613,383

Toyota Lease Owner Trust	$4,370,000 par, 3.96%, due November 20, 2028	**	4,379,920
VCAT Asset Securitization LLC	$1,056,000 par, due January 25, 2026	**	1,055,879
Volkswagen Auto Lease Trust	$1,580,000 par, 4.01%, due January 22, 2029	**	1,584,217
Volkswagen Auto Lease Trust	$2,283,000 par, 5.58%, due June 21, 2027	**	2,295,525
Volt CII LLC	$247,114 par, 4.87%, due August 25, 2051	**	247,164
VOLT XCIV LLC	$99,562 par, due March 27, 2051	**	99,595
Westlake Automobile Receivables Trust	$1,381,000 par, 4.51%, due May 15, 2029	**	1,390,766
Westlake Automobile Receivables Trust	$4,014,000 par, 4.43%, due September 15, 2028	**	4,014,180
Westlake Automobile Receivables Trust	$4,258,000 par, 4.2%, due May 15, 2031	**	4,257,751
Westlake Automobile Receivables Trust	$6,965,000 par, 4.31%, due April 17, 2028	**	6,974,605
Total Asset-Backed Securities			176,681,801

Mortgage-Backed Securities
ATLX Trust	$1,158,027 par, 3.85%, due April 25, 2064	**	1,134,376
ATLX Trust	$1,644,897 par, due April 25, 2063	**	1,608,990
Benchmark Mortgage Trust	$2,019,054 par, 5.18%, due February 15, 2059	**	2,080,796
Benchmark Mortgage Trust	$906,000 par, 2.29%, due March 15, 2053	**	822,425
BX Commercial Mortgage Trust	$1,155,000 par, 5.59%, due November 13, 2046	**	1,175,573
Citigroup Commercial Mortgage Trust	$816,000 par, 3.72% floating rate, due December 10, 2049	**	803,120
CMO Bank 2024-BNK	$3,050,342 par, 4.74%, due June 15, 2057	**	3,242,223
CMO Bank 2024-BNK	$913,528 par, 5.05%, due September 15, 2034	**	929,206
CMO Bank SR 25-BNK	$2,321,288 par,5.29%, due December 25, 2067	**	2,390,136
CMO BMO Mortgage Trust	$1,560,472 par, due September 15, 2056	**	1,636,870
CMO GS MTG	$415,647 par, 3.57%, due May 10, 2052	**	399,041
Connecticut Avenue Securities Trust	$323,602 par, 5.17%, due October 25, 2043	**	324,207
Freddie Mac STACR REMIC Trust 2021-DNA7	$469,243 par, Floating Rate, due November 25, 2041	**	468,957
Gitsit Mortgage Loan Trust	$1,481,803 par, 6.28%, due February 25, 2055	**	1,483,232
Gitsit Mortgage Loan Trust	$2,968,026 par, due December 25, 2055	**	2,975,568
GS Mortgage-Backed Securities Trust	$1,306,816 par, due September 25, 2061	**	1,288,374
GS Mortgage-Backed Securities Trust	$685,106 par, 3.75%, due July 25, 2061	**	672,305
Legacy Mortgage Assest Trust	$1,778,714 par, 1.75%, due April 25, 2061	**	1,781,049
Legacy Mortgage Assest Trust	$361,342 par, 1.65%, due June 25, 2061	**	361,646
MFRA Trust	$2,150,302 par, due October 25, 2062	**	2,153,589
Mill City Mortgage Loan Trust	$234,553 par, 1.13%, due November 25, 2060	**	226,617
Morgan Stanley Residential Mortgage Loan Trust	$1,267,329 par, 4.00%, due June 25, 2064	**	1,242,426
New Residential Mortgage Loan Trust	$2,350,005 par, 3.80%, due January 25, 2064	**	2,235,974
NLT	$458,458 par, 3.21%, due October 25, 2062	**	425,419
NYMT Loan Trust	$1,300,512 par, 3.75%, due February 25, 2068	**	1,221,404
Preston Ridge Partners Mortgage	$2,774,000 par, due January 25, 2056	**	2,777,623
PRET 2025-RPL1 Trust	$1,281,056 par, 4.00%, due July 25, 2069	**	1,255,619
PRET 2025-RPL2 Trust	$586,122 par, 4.00%, due August 25, 2064	**	574,001
PRET 2025-RPL5 Trust	$2,251,476 par, 4.15%, due January 25, 2070	**	2,211,738
Pretium Mortgage Credit Partners	$1,059,669 par, due October 25, 2054	**	1,060,444
Pretium Mortgage Credit Partners	$1,790,510 par, due June 25, 2055	**	1,796,984
PRP Advisors	$3,027,211 par, due October 25, 2055	**	3,038,139
PRP Advisors	$4,837,049 par, due October 25, 2030	**	4,871,042
PRP Advisors LLC	$1,148,502 par, due May 25, 2030	**	1,149,599
PRP Advisors LLC	$1,323,248 par, due March 25, 2054	**	1,304,133

PRPM 2023-RCF2 LLC	$727,596 par, 4.00%, due November 25, 2053	**	721,635
PRPM 2024-RPL1 LLC	$697,891 par, 4.20%, due December 25, 2064	**	690,232
PRPM Asset Backed	$2,220,189 par, 6.18%, due June 25, 2030	**	2,223,097
RCO IX Mortgage LLC	$914,372 par, 6.51%, due April 25, 2030	**	917,496
RCO Mortgage LLC	$4,573,063 par, due October 25, 2030	**	4,585,431
RCO VIII Mortgage LLC	$1,350,407 par, 6.43% due May 25, 2030	**	1,353,784
RCO X Mortgage LLC	$1,197,533 par, due January 25, 2030	**	1,203,358
RCO X Mortgage LLC	$2,808,003 par, 5.42% due October 25, 2030	**	2,820,513
SER 26-NPL2	$1,571,000 par, 5.07%, due February 25, 2056	**	1,571,857
VCAT Asset Securitization LLC	$166,794 par, due February 25, 2055	**	167,745
Wells Fargo Commercial Mortgage Trust	$2,108,270 par, 5.29%, due October 15, 2058	**	2,176,015
Wells Fargo Commercial Mortgage Trust	$306,000 par, 4.44% due September 15, 2061	**	307,669
Wells Fargo Commercial Mortgage Trust	$637,576 par, 2.30%, due August 15, 2054	**	569,603
Wells Fargo Commercial Mortgage Trust	$677,000 par, 3.10% due May 15, 2049	**	674,460
Total Mortgage-Backed Securities			73,105,740

Collective Investment Trusts / Collective Trust Funds
BlackRock Institutional Trust Company, N.A.	U.S. Treasury Inflation Protected Securities Non-Lendable Fund	**	502,044,417
BlackRock Institutional Trust Company, N.A.	Government Short-Term Investment Fund	**	785,416,449
BlackRock Institutional Trust Company, N.A.	Intermediate Government Bond Index Non-Lendable Fund	**	208,097,467
BlackRock Institutional Trust Company, N.A.	Long Term Government Bond Index Non-Lendable Fund	**	238,998,840
BlackRock Institutional Trust Company, N.A.	MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund	**	4,711,712,195
BlackRock Institutional Trust Company, N.A.	MSCI USA Minimum Volatility Index Fund	**	1,538,718,960
BlackRock Institutional Trust Company, N.A.	MSCI USA Momentum Index RSL Fund	**	1,544,235,537
BlackRock Institutional Trust Company, N.A.	MSCI USA Quality Index RSL Fund	**	1,553,376,361
BlackRock Institutional Trust Company, N.A.	MSCI USA Value Weighted Index RSL Fund	**	1,570,496,920
BlackRock Institutional Trust Company, N.A.	Russell 1000 Index Non-Lendable Fund	**	15,822,151,755
BlackRock Institutional Trust Company, N.A.	Russell 2000 Index Non-Lendable Fund	**	725,751,701
BlackRock Institutional Trust Company, N.A.	Russell 2500 Index Non-Lendable Fund	**	1,514,991,729
BlackRock Institutional Trust Company, N.A.	U.S. Debt Index Non Lendable Fund	**	2,082,920,016
Global Trust Company	Altrinsic International Equity Collective Fund	**	1,207,492,901
Global Trust Company	AQR Emerging Equities Collective Investment Fund	**	649,613,834
Global Trust Company	Victory Mid Cap Value Collective Investment Trust Fund	**	442,944,336
Great Gray Trust Company	GQG Partners International Equity CIT	**	1,839,699,591
JPMorgan Chase Bank, N.A.	Short Duration Bond Fund	**	470,111,668
Prudential Trust Company	Core Plus Bond Fund	**	1,973,043,602
Prudential Trust Company	Long Duration Credit Fund	**	1,271,242,024
Reliance Trust Company	Driehaus Emerging Markets Growth CIT Fund	**	651,674,785
Reliance Trust Company	The Collective LSV International (ACWI EX US) Value Equity Fund	**	2,531,270,467
SEI Trust Company	Cohen & Steers Global Listed Infrastructure Fund	**	82,899,211
SEI Trust Company	CoreCommodity Management Diversified I CIT Fund	**	136,446,329
SEI Trust Company	Duff & Phelps US REIT Collective Investment Trust Fund	**	183,002,139
SEI Trust Company	Fiera Asset Management USA Collective Trust	**	1,773,620,398

	SEI Trust Company	Nuveen Global Infrastructure Fund	**	167,146,388
*	The Northern Trust Company	Collective Government Short Term Investment Fund	**	12,314,794
*	The Northern Trust Company	The First Sentier Global Listed Infrastructure Fund	**	165,987,875
	Total Collective Investment Trusts/Collective Trust Funds			46,357,422,689

	Total Investments			$57,569,862,277

*	Notes Receivable from participants	Loans to participants, interest rates ranging from 4.25% to 9.50%, with various maturities		$1,489,567,921

* Represents a party-in-interest.
** Column (d) cost information not required as accounts are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Walmart 401(k) Plan

July 16 , 2026	By:	/s/ Michael Horne
Michael Horne SVP, Global Total Rewards Walmart Inc.